KOOKMIN BANK

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

Kookmin Bank:

We have reviewed the accompanying non-consolidated balance sheet of the Bank accounts of Kookmin Bank (the “Bank”) as of June 30, 2008, and the related non-consolidated statements of income, changes in shareholders’ equity and cash flows for the six months ended June 30, 2008 and 2007, all expressed in Korean Won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank’s personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Bank as of December 31, 2007, and the related non-consolidated statements of income, appropriations of retained earnings, changes in shareholders’ equity and cash flows for the year then ended (not presented herein) and in our report dated March 3, 2008, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying non-consolidated balance sheet as of December 31, 2007, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

August 4, 2008

Notice to Readers

This report is effective as of August 4, 2008, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

KOOKMIN BANK

NON-CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

	Korean Won
	2008		2007
	(In millions)
ASSETS

Cash and due from banks (Notes 3 and 20)	(Won)	6,602,042	(Won)	6,544,754
Securities (Notes 4 and 20)		33,653,467		30,777,359
Loans (Notes 5, 6, 7 and 20)		191,142,034		171,549,993
Tangible assets (Note 8)		2,242,485		2,298,743
Other assets (Note 7 and 9)		11,339,233		7,695,189

	(Won)	244,979,261	(Won)	218,866,038

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:

Deposits (Notes 10 and 20)	(Won)	156,791,555	(Won)	138,858,691
Borrowings (Notes 11 and 20 )		54,535,929		50,250,481
Other liabilities (Notes 12, 13, 14, 15 and 16)		17,257,590		13,719,105

		228,585,074		202,828,277

SHAREHOLDERS’ EQUITY (Note 17):
Common stock		1,681,896		1,681,896
Capital surplus		6,273,290		6,269,263
Accumulated other comprehensive income		271,746		345,446
Retained earnings		8,167,255		7,741,156

		16,394,187		16,037,761

	(Won)	244,979,261	(Won)	218,866,038

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

	Korean Won
	2008		2007
	(In millions except per share amounts)
OPERATING REVENUE:
Interest income:
Interest on due from banks (Note 21)	(Won)	1,460	(Won)	8,482
Interest on securities (Note 21)		834,184		677,298
Interest on loans (Note 21)		6,945,557		5,763,172
Other interest income		19,041		17,934

		7,800,242		6,466,886

Gain on valuation and disposal of securities:
Gain on valuation of trading securities		10,863		10,202
Gain on disposal of trading securities		84,980		39,621
Gain on disposal of available-for-sale securities		112,482		736,741
Reversal of impairment loss on available-for-sale securities (Note 4)		17,837		23,726

		226,162		810,290

Gain on disposal of loans		22,832		23,112

Foreign exchange trading income		324,381		205,882

Commission income		763,482		730,796

Fees and commissions from trust accounts (Note 27)		46,055		46,649

Dividends income		11,160		9,920

Other operating income:
Gain on derivatives trading		3,040,450		1,137,855
Gain on valuation of derivatives (Note 19)		2,998,833		578,579
Gain on valuation of fair value hedged items (Notes 10, 11 and 19)		132,795		91,160
Other operating income		17,444		81,026

		6,189,522		1,888,620

Total operating revenues		15,383,836		10,182,155

OPERATING EXPENSES:
Interest expenses:
Interest on deposits (Note 21)		2,931,120		1,924,147
Interest on borrowings (Note 21)		1,367,224		1,101,816
Other interest expenses		41,500		34,624

		4,339,844		3,060,587

Loss on valuation and disposal of securities:
Loss on valuation of trading securities		28,520		21,646
Loss on disposal of trading securities		40,452		17,491
Loss on disposal of available-for-sale securities		12,187		9,940
Impairment loss on available-for-sale securities (Note 4)		30,086		44,706

		111,245		93,783

Loss on valuation and disposal of loans:
Provision for possible loan losses (Note 7)		409,104		191,606
Loss on disposal of loans		123		—

		409,227		191,606

Foreign exchange trading losses		261,233		159,738

Commission expenses		317,407		263,625

General and administrative expenses (Note 22)		1,849,592		1,782,631

(Continued)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

	Korean Won
	2008		2007
	(In millions except per share amounts)
Other operating expenses:
Provision for acceptances and guarantees losses	(Won)	15,451	(Won)	5,573
Loss on derivatives trading		2,906,150		1,127,008
Loss on valuation of derivatives (Note 19)		3,105,961		607,066
Loss on valuation of fair value hedged items (Notes 10, 11 and 19)		11,681		20,364
Other operating expenses		373,793		297,801

		6,413,036		2,057,812

Total operating expenses		13,701,584		7,609,782

OPERATING INCOME		1,682,252		2,572,373

NON-OPERATING REVENUE (Note 23)		140,542		128,400

NON-OPERATING EXPENSES (Note 23)		53,816		54,801

INCOME BEFORE INCOME TAX		1,768,978		2,645,972

INCOME TAX EXPENSE (Note 24)		493,125		1,227,174

NET INCOME (Note 26)	(Won)	1,275,853	(Won)	1,418,798

BASIC NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	3,793	(Won)	4,218

DILUTED NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	3,789	(Won)	4,209

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Total
	(In millions)
January 1, 2007	(Won)	1,681,896	(Won)	6,258,297	(Won)	—	(Won)	899,542	(Won)	6,215,222	(Won)	15,054,957
Cumulative effect on accounting changes		—		10,966		—		(10,966)		—		—

		1,681,896		6,269,263		—		888,576		6,215,222		15,054,957
Dividend		—		—		—		—		(1,227,784)		(1,227,784)

Balance after appropriations		1,681,896		6,269,263		—		888,576		4,987,438		13,827,173
Net income		—		—		—		—		1,418,798		1,418,798
Valuation of available-for-sale securities		—		—		—		(481,623)		—		(481,623)
Valuation of held-to-maturity securities		—		—		—		(38)		—		(38)
Valuation of securities using the equity method		—		—		—		(5,629)		(7,650)		(13,279)
Others		—		—		—		—		(157)		(157)

June 30, 2007	(Won)	1,681,896	(Won)	6,269,263	(Won)	—	(Won)	401,286	(Won)	6,398,429	(Won)	14,750,874

January 1, 2008	(Won)	1,681,896	(Won)	6,258,297	(Won)	—	(Won)	356,412	(Won)	7,741,156	(Won)	16,037,761
Cumulative effect for accounting changes		—		10,966		—		(10,966)		—		—

		1,681,896		6,269,263		—		345,446		7,741,156		16,037,761
Dividend		—		—		—		—		(824,129)		(824,129)

Balance after appropriations		1,681,896		6,269,263		—		345,446		6,917,027		15,213,632
Net income		—		—		—		—		1,275,853		1,275,853
Valuation of available-for-sale securities		—		—		—		(52,927)		—		(52,927)
Valuation of held-to-maturity securities		—		—		—		(7)		—		(7)
Valuation of securities using the equity method		—		4,027		—		(20,766)		(26,503)		(43,242)
Others		—		—		—		—		878		878

June 30, 2008	(Won)	1,681,896	(Won)	6,273,290	(Won)	—	(Won)	271,746	(Won)	8,167,255	(Won)	16,394,187

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

	Korean Won
	2008		2007
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	1,275,853	(Won)	1,418,798

Adjustments to reconcile net income to net cash used in operating activities:
Loss on valuation of trading securities		28,520		21,646
Impairment loss on available-for-sale securities		30,086		44,706
Loss on valuation of securities accounted for using the equity method		306		387
Provision for possible loan losses		409,104		191,606
Depreciation and amortization		205,209		186,774
Loss on disposal of tangible assets		597		714
Loss on valuation of derivatives		3,105,961		607,066
Loss on valuation of fair value hedged items		11,681		20,364
Provision for severance benefits		89,389		83,003
Gain on valuation of trading securities		(10,863)		(10,202)
Reversal of impairment loss on available-for-sale securities		(17,837)		(23,726)
Gain on valuation of securities accounted for using the equity method		(57,180)		(56,930)
Gain on disposal of tangible assets		(3,448)		(281)
Gain on valuation of derivatives		(2,998,833)		(578,579)
Gain on valuation of fair value hedged items		(132,795)		(91,160)
Others, net		5,712		179,188

		665,609		574,576

Changes in assets and liabilities resulting from operations:
Net decrease (increase) in trading securities		803,686		(3,141,808)
Net decrease (increase) in available-for-sale securities		(2,096,419)		26,192
Net decrease (increase) in held-to-maturity securities		(1,045,790)		713,682
Net increase in loans		(20,026,879)		(9,640,833)
Net increase in accounts receivable		(1,793,425)		(1,496,466)
Net decrease (increase) in accrued income		59,304		(112,454)
Net increase in prepaid expenses		(31,676)		(26,519)
Net decrease (increase) in deferred income tax assets		(20,057)		(148,042)
Net increase in accounts payable		1,540,286		1,408,325
Net increase in accrued expenses		551,755		681,878
Net increase in unearned revenues		7,551		9,613
Payment of severance benefits		(20,004)		(15,521)
Net increase in severance insurance deposits		(3,017)		(2,688)
Others, net		(243,119)		122,123

		(22,317,804)		(11,622,518)

Net cash used in operating activities		(20,376,342)		(9,629,144)

(Continued)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

	Korean Won
	2008		2007
	(In millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease in restricted due from banks	(Won)	336,654	(Won)	630,716
Net decrease (increase) in securities accounted for using the equity method		(419,502)		14,187
Disposal of tangible assets		7,293		5,801
Disposal of intangible assets		—		75
Purchase of tangible assets		(93,641)		(187,579)
Purchase of intangible assets		(32,998)		(14,152)
Net increase in guarantee deposits paid		(32,678)		(94,385)
Net decrease in domestic exchange settlement debits		41,333		235,795

Net cash provided by (used in) investing activities		(193,539)		590,458

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits		17,933,842		1,544,059
Net increase in borrowings		4,330,689		7,685,776
Net increase (decrease) in other liabilities		(476,579)		435,527
Dividend		(824,129)		(1,227,784)

Net cash provided by financing activities		20,963,823		8,437,578

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS		393,942		(601,108)

CASH AND DUE FROM BANKS, BEGINNING OF PERIOD		2,533,763		3,287,819

CASH AND DUE FROM BANKS, END OF PERIOD (Note 31)	(Won)	2,927,705	(Won)	2,686,711

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

1.	GENERAL:

Kookmin Bank (the “Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001 and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003.

The Bank’s shares have been listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. In addition, the Bank listed its American Depository Shares (“ADS”) on the New York Stock Exchange (“NYSE”) as of November 1, 2001 following the consolidation with H&CB. H&CB listed its ADS on the NYSE as of October 3, 2000 prior to the business combination. As of June 30, 2008, the Bank’s paid-in capital is (Won)1,681,896 million.

The Bank is engaged in the banking, trust, credit card and other relevant businesses according to the provisions of the General Banking Act, Trust Business Act, and Specialized Credit Financial Business Act, respectively. The Bank operates through 1,218 domestic branches and offices (excluding 274 automated teller machine stations) and four overseas branches (excluding two subsidiaries and three offices) as of June 30, 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Non-consolidated Financial Statement Presentation

The Bank maintains its official accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles and banking accounting standards generally accepted in the Republic of Korea. Certain accounting principles and banking accounting standards applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles and banking accounting practices in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Bank’s financial position, results of operations, changes in shareholders’ equity or cash flows, is not presented in the accompanying financial statements.

The significant accounting policies followed by the Bank in preparing the accompanying non-consolidated financial statements are summarized below.

Interest Income Recognition

The Bank applies the accrual basis in recognizing interest income related to deposits, loans and securities, except for non-secured uncollectible receivables. Interest on loans, whose principal or interest is past due at the balance sheet date, is generally not accrued, with the exception of interest on certain loans secured by guarantee of governments or government agencies, or collateralized by bank deposits. When a loan is placed on non-accrual status, previously accrued interest is generally reversed and deducted from current interest income; and future interest income is recognized on the cash basis in accordance with the banking industry accounting standards. As of June 30, 2008 and December 31, 2007, the principal amount of loans and securities of which the accrued interest income was not recorded in the accompanying financial statements based on the above criteria amounted to (Won)4,047,033 million and (Won)4,917,003 million, respectively, and the related accrued interest income not recognized amounted to (Won)461,525 million and (Won)602,835 million, respectively.

Classification of Securities

At acquisition, the Bank classifies securities into one of the following categories: trading, available-for-sale, held-to-maturity and securities accounted for using the equity method, depending on marketability, purpose of acquisition and ability to hold. Debt and equity securities that are bought and held for the purpose of selling them in the near term and actively traded are classified as trading securities. Debt securities with fixed and determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Securities that should be accounted for under the equity method are classified as securities accounted for using the equity method. Debt and equity securities not classified as above are categorized as available-for-sale securities.

If the objective and ability to hold securities of the Bank change, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. Whereas, if the Bank sells held-to-maturity securities or exercises early redemption right of securities to issuer in the current year or the proceeding two years, and if it reclassifies held-to-maturity securities to available-for-sale securities, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities. On the other hand, trading securities cannot be recategorized to available-for-sale securities or held-to-maturity securities and vice versa. Nevertheless, trading securities are reclassified to available-for-sale securities only when the trading securities lose their marketability.

Valuation of Securities

(1)	Valuation of Trading Securities

Trading equity and debt securities are initially recognized at acquisition cost plus incidental expenses determined by the individual moving average method (the specified identification method for debt securities). When the face value of trading debt securities differs from their acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. After initial recognition, if the fair value of trading securities differs from the book value, trading securities are stated at fair value and the resulting valuation gain or loss is included in current operations.

(2)	Valuation of Available-for-sale Securities

Available-for-sale securities are initially recognized at acquisition cost plus incidental expenses, determined by the individual moving average method (the specified identification method for debt securities). The effective interest method is applied to amortize the difference between the face value and the acquisition cost over the remaining term of the debt security. After initial recognition, available-for-sale securities are stated at fair value, with the net unrealized gain or loss presented as gain or loss on valuation of available-for-sale securities in accumulated other comprehensive income (loss). Accumulated other comprehensive income (loss) of securities is charged to current operations in a lump sum at the time of disposal or impairment recognition. Non-marketable equity securities are stated at acquisition cost on the financial statements if the fair value of the securities is not reliably determinable.

If the fair value of equity securities (net asset fair value in case of non-marketable equity securities stated at acquisition cost) is below the acquisition cost and the pervasive evidence of impairment exists, the carrying value is adjusted to fair value and the resulting valuation loss is charged to current operations. If the collectible value of debt securities is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations. With respect to impaired securities, any unrealized valuation gain or loss of securities previously included in accumulated other comprehensive income (loss) is reversed.

(3)	Valuation of Held-to-maturity Securities

Held-to-maturity securities are stated at acquisition cost plus incidental expenses, determined by the specific identification method. When the face value of held-to-maturity securities differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. If collectible value is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations.

(4)	Valuation of Securities Accounted for using the Equity Method

Equity securities held for investment in companies in which the Bank is able to exercise significant influence over the investees (in accordance with the Banking Act, if the Bank holds more than 15 percent of the total issued shares, the Bank is considered being able to exercise significant influence) are accounted for using the equity method. The Bank’s share in net income or net loss of investees is included in current operations. Changes in the retained earnings of investee are reflected in the retained earnings. Changes in the capital surplus, capital adjustments or accumulated other comprehensive income of investee are reflected as gain or loss on valuation of securities accounted for using the equity method in accumulated other comprehensive income (loss).

When the book value of equity securities accounted for using the equity method is less than zero due to the cumulative losses of the investees, the Bank discontinues applying the equity method and does not provide for additional losses. If the investee subsequently reports net income, the Bank resumes applying the equity method only after its share of that net income equals the share of net losses not recognized during the period that the equity method was suspended.

In addition, the Bank applies the equity method making current earnings and net assets reported in the non-consolidated financial statements of the Bank coincide with its share of current earnings and net assets of an associate included in the consolidated financial statements. However the Bank ceases to apply the equity method when the balance of the investment in the associate has become zero.

(5)	Reversal of Impairment Loss on Available-for-sale Securities and Held-to-maturity Securities

If the reasons for impairment losses on available-for-sale securities no longer exist, the recovery is recorded in current operations under non-operating revenue up to amount of the previously recognized impairment loss as reversal of impairment loss on available-for-sale securities and any excess is included in accumulated other comprehensive income as gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as the recovery of the impairment, the increases in the fair value are recorded as gain on valuation of available-for-sale securities in accumulated other comprehensive income. For non-marketable equity securities, which were impaired based on the net asset fair value, the recovery is recorded up to their acquisition cost.

For held-to-maturity securities, the recovery is recorded in current operations under non-operating revenue within the amount of amortized cost that would have been recorded according to the original schedule if the impairment losses had not been recognized as reversal of impairment loss on held-to-maturity securities.

(6)	Reclassification of Securities

When held-to-maturity securities are reclassified to available-for-sale securities, those securities are accounted for at fair value on the reclassification date and the difference between the fair value and book value is reported in accumulated other comprehensive income (loss) as gain or loss on valuation of available-for-sale securities. When available-for-sale securities are reclassified to held-to-maturity securities, gain or loss on valuation of available-for-sale securities, which had been recorded until the reclassification date, continue to be included in accumulated other comprehensive income (loss) and be amortized using the effective interest rate method and the amortized amount is charged to interest income until maturity. The difference between the fair value at the reclassification date and face value of the reclassified securities to held-to-maturity securities is amortized using effective interest rate method and the amortized amount is charged to interest income. In addition, when certain trading securities lose their marketability, such securities are reclassified as available-for-sale securities at fair market value as of reclassification date.

Transfer of Securities

When the realization, expiration or sale of the right to obtain the economic benefits arises and the control of securities is lost from the sale of the securities, the unrealized valuation gain or loss of securities included in accumulated other comprehensive income (loss) is added to or deducted from the gain or loss on disposal of securities. The gain or loss is the difference between the net proceeds receivable or received and its carrying value. When securities are transferred without losing control of the securities, the transaction is recorded as secured borrowing transaction.

Allowance for Possible Losses on Credits

The Supervisory Regulation of Banking Business (the “Supervisory Regulation”) legislated by the Financial Supervisory Commission (FSC) requires the Bank to classify all credits into five categories as normal, precautionary, substandard, doubtful, or estimated loss based on borrowers’ repayment capability and historical financial transaction records. The Supervisory Regulation also requires the Bank to provide the minimum rate of loss provision for each category balance using the prescribed minimum percentages as described below.

As required by the Supervisory Regulation, the Bank classifies corporate credits (loans, confirmed acceptances and guarantees) based on borrowers’ capability to repay in consideration of borrowers’ business operation, financial position and future cash flows (Forward Looking Criteria) as well as past due period and status of any bankruptcy proceedings (Historical Repayment Criteria). However, credits to small companies and to households are classified not by evaluating the debt repayment capability of a borrower or customer but by past due period and status of bankruptcy proceedings. The Bank generally classifies all credits to a single borrower in the same category of classification but credits guaranteed or collateralized by bank deposits, real estate or other assets may be classified differently based on the guarantor’s capability to service such guarantee or based on the value of collateral securing such credits.

Based on the Bank’s corporate credit evaluation model, credits to a borrower are classified into 17 grades from AAA to D (AAA, AA+, AA, A, BBB+, BBB, BBB–, BB+, BB, BB–, B+, B, B–, CCC, CC, C and D). Credits of grades of AAA to B are classified as normal, credits of grade B– to CCC as precautionary, credits of grade CC as substandard, credits of grade C as doubtful and credits of grade D as estimated loss. Credits are finally classified reflecting past due period and bankruptcy considerations. An allowance is then calculated on the category balances using the prescribed percentages of 0.85 (0.9 percent for loans to economy-sensitive industries) ~ 6.9 percent for normal, 7.0 ~ 19.9 percent for precautionary, 20 ~ 49.9 percent for substandard, 50 ~ 99.9 percent for doubtful and 100 percent for estimated loss. However, the Bank does not provide allowances for call loans, bonds bought under resale agreements and inter-bank loans that are classified as normal, as it is not required by the Accounting Standards for the Banking Industry.

In addition, as required by the Supervisory Regulation, based on the classification of household loans and credit card receivables by past due period and status of bankruptcy proceedings, allowance for household loans and credit card receivables are calculated on the category balances using the prescribed percentages of 1.0 ~ 9.9 percent and 1.5 ~ 14.9 percent for normal, 10 ~19.9 percent and 15 ~ 19.9 percent for precautionary, 20 ~ 54.9 and 20 ~ 59.9 percent for substandard, 55 ~ 99.9 percent and 60 ~ 99.9 percent for doubtful, and 100 percent for estimated loss.

Pursuant to the Supervisory Regulation of Banking Business, the Bank provides allowance for possible losses on confirmed acceptances and guarantees, unconfirmed acceptances and guarantees, and notes endorsed based on the credit classification, minimum rate of loss provision prescribed by the Financial Supervisory Service and the cash conversion factor. In addition, the Bank provides other allowances for the unused credit limit of credit card and unused credit line of consumer and corporate loans based on the cash conversion factor and minimum rate of loss provision prescribed by the Financial Supervisory Service.

In addition, when an allowance for possible loan losses required by the Supervisory Regulation is less than the amount calculated based on the historical loss rate, which is estimated through objective and reasonable method in accordance with the accounting principle in the Republic of Korea, historical loss rate is reflected in the provision for possible loan losses.

The method and data used for determining the allowances for loan losses based on historical loss rate by the Bank’s lending portfolios are determined as follows:

Lending portfolios	Methodology	Period of historical loss rate	Period of recovery ratio
Impaired corporate loans	DCF & Migration	N/A	N/A
Non-impaired corporate loans	Migration analysis	1 year	5 years
Consumer loans	Migration analysis	1 year	5 years
Credit card loans	Roll-rate analysis	1 year	5 years

Based on the loan portfolios’ nature, lending period, recovery period and other economic factors, the Bank determines the appropriate data period to be used in assessing its historical loss rate and recovery ratio.

Restructuring of Loans

The equity interest in the debtors, net of real estates and/or other assets received as full or partial satisfaction of the Bank’s loans, collected through reorganization proceedings, court mediation or debt restructuring agreements of parties concerned, is recorded at fair value at the time of the restructuring. In cases where the fair value of the assets received are less than the book value of the loan (book value before allowances), the Bank offsets first the book value against allowances for loan losses and then recognizes provisions for loan losses. Impairment losses for loans that were restructured in a troubled debt restructuring involving a modification of terms are computed by the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans are originated and the book value before allowances for loan losses. If the amount of allowances already established is less than the impairment losses, the Bank establishes additional allowances for the difference. Otherwise, the Bank reverses the allowances for loan losses.

Deferred Loan Origination Fees and Costs

The Bank defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.

Valuation of Receivables and Payables at Present Value

Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at the present value of expected future cash flows, and the gain or loss on valuation of related receivables and payables is reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method and credited or charged to interest income or interest expense.

Bonds under Resale or Repurchase Agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Bank purchases or sells securities under such agreements.

Tangible Assets and Related Depreciation

Tangible assets are recorded at cost or production cost including incidental expenses. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or the extension of the useful lives of the facilities involved are capitalized as additions to tangible assets.

Depreciation is computed by using the declining-balance method (straight-line method for building and structures) based on the estimated useful lives of the assets as follows:

Tangible assets	Depreciation method	Estimated useful life
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining balance	4-5 years
Equipment and vehicles	Declining balance	4-5 years

Intangible Assets and Related Amortization

Intangible assets included in other assets are recorded at the production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated economic useful lives of the related assets or the activity method as follows:

Intangible assets	Depreciation method	Estimated useful life
Goodwill	Straight-line	9 years
Trademarks	Straight-line	5-20 years
Others	Straight-line	3-30 years

The Bank recorded goodwill as a result of the merger with H&CB, as the cost of the merger exceeded the fair value of the net assets acquired. Expenditures incurred in conjunction with the development of new products or technology and others, in which the elements of costs can be individually identified and future economic benefits are probably exerted, are capitalized as development costs. The Bank estimates the useful lives of endowment assets that are beneficial upon usage based on the term of the contract and are classified under other intangible assets.

Valuation Allowance for Non-Business Use Property

Non-business use property included in other assets is recorded when the Bank acquires collateral by foreclosure on the mortgage for loans. If the latest auction price is lower than book value, the difference is provided as a valuation allowance and the valuation loss is charged to current operations. In addition, the difference between the selling price and book value is recorded as a disposition gain or loss.

Recognition of Impairment of Assets

When the book value of assets (other than securities and assets valued at present value) exceeds the collective value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, the book value are adjusted to collective value in the balance sheet and the resulting impairment loss is charged to current operations. If the collective value of the assets increases in subsequent years, the increase in value is credited to operations as gain until the collective value equals the book value of assets that would have been determined had no impairment loss been recognized. The Bank assessed the collective value based on expected selling price or appraisal value.

Amortization of Discounts (Premiums) on Debentures

Discounts or premiums on debentures issued are amortized over the period from issuance to maturity using the effective interest rate method. Amortization of discounts or premiums is recognized as interest expense on the debentures.

Contingent Liabilities

A possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank is recognized as contingent liabilities when it is probable that an outflow of resources embodying economic benefits required and the amount of the obligation can be measured with sufficient reliability. Where the effect of the time value of money is material, the amount of the liabilities is the present value of the expenditures expected to be required to settle the obligation. In addition, as some or all expenditures required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as separate assets in the balance sheet and related income may be offset against expense in the income statement.

Accrued Severance Benefits

Employees and directors and temporary employees with at least one year of service as of June 30, 2008 are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. The accrued severance benefits that would be payable assuming all eligible employees and directors were to resign are included in other liabilities.

The Bank has purchased severance benefits insurance, which meets the funding requirement for tax purposes, and made deposits with Kyobo Life Insurance Co., Ltd and others. Withdrawal of these deposits is restricted to the payment of severance benefits. These are presented as a deduction from the accrued severance benefits.

Accounting for Derivative Instruments

The Bank accounts for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments. Derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purpose. All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations.

The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as accumulated other comprehensive income (loss) and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as accumulated other comprehensive income (loss) is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in accumulated other comprehensive income (loss) is added to or deducted from the asset or the liability.

Accounting for Share-based Payment

The terms of the arrangement for share-based payment transactions provide the Bank with a choice of whether the transaction is settled in cash or by issuing equity instruments. In accordance with the resolution of the Board of Directors on August 23, 2005 to settle the transaction in cash, the compensation cost is recorded in other liabilities (accrued expense). The compensation cost of stock options granted before and after the effective date of the Statements of Korea Accounting Standards No. 22 (Share-based Payment) was measured using the intrinsic value method in accordance with the Interpretations on Financial Accounting Standards 39-35 “Accounting for Stock Options,” and the fair value method, respectively.

National Housing Fund

The Bank, as designated by the Korean government under the Housing Law (former Housing Construction Promotion Law), manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest to the NHF, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate. With the termination of the NHF designation as of March 31, 2008, the Bank is not expected to manage the new operations related to the NHF except for the operations of the existing funds.

Accounting for Trust Accounts

The Bank separately maintains the books of accounts and financial statements in connection with the trust operations (the trust accounts) from those of the bank accounts in accordance with the Trust Business Act. When surplus funds are generated through the management of trust assets, such funds are deposited with the Bank and are recorded as due to trust accounts of the bank accounts. Also, the borrowings from the bank account are recorded as due from trust accounts of the bank accounts. The Bank receives fees for operation and management of the trust business and accounts for them as fees and commissions from trust accounts. With respect to certain trust account products, the Bank guarantees the repayment of the principal of the trust accounts and, in certain cases, a fixed rate of return. If income from such trust accounts is insufficient to pay the guaranteed amount, such a deficiency is satisfied by using special reserves maintained in the trust accounts, offsetting trust fee payable to the bank accounts and receiving compensation contributions from the bank accounts of the Bank. If the Bank pays compensating contributions to the guaranteed return trusts to cover such deficiencies, these contributions are reflected as operating expense of the bank accounts and as other income of the trust accounts.

Income Tax Expense

Income tax expense is the amount currently payable for the period added to or deducted from the changes in deferred income taxes. However, deferred income tax assets are recognized only if the future tax benefits from accumulated temporary differences and any tax loss carryforwards are realizable. The difference between the amount currently payable for the period and income tax expense is accounted for as deferred income tax assets or liabilities, which will be charged or credited to income tax expense in the period the related temporary difference reverses in the future. Deferred income tax assets or liabilities are calculated based on the expected tax rate to be applied at the reversal period of the related assets or liabilities. Tax payable and deferred income tax assets or liabilities regarding to certain items are charged or credited directly to related components of shareholders’ equity.

Accounting for Foreign Currency Transactions and Translation

The Bank maintains its accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the basic rate of exchange on the transaction date. The Korean Won equivalent of assets and liabilities denominated in foreign currencies are translated in these financial statements based on the basic rate ((Won)1,043.40 and (Won)938.20 to US$ 1.00 at June 30, 2008 and December 31, 2007, respectively) announced by Seoul Money Brokerage Service, Ltd. or cross rates for other currencies other than U.S. Dollars at the balance sheet dates. Translation gains and losses are credited or charged to operations. Financial statements of overseas branches are translated based on the basic rate at balance sheet dates.

Discontinued Operation

A discontinued operation refers to a component of the Bank that is capable of being distinguished operationally for financial reporting purposes and is capable of being identified as a major line of business or geographical area of operations, and that the Bank, pursuant to a single plan of discontinuance, substantially disposes in its entirety, such as by selling it in a single transaction; sells off its assets and settles its liabilities individually or in small groups; or terminates it through abandonment. The income (loss) from continuing operation and discontinued operation was not distinguished and separately presented as there was no discontinued operation in the prior year and current period.

Application of the Statement of Korea Accounting Standards

The Korea Accounting Standard Board (KASB) under the Korea Accounting Institute (KAI) issued the Statements of Korea Accounting Standards (SKAS) for achieving a set of Korean accounting standards that should be internationally acceptable and comparable based on SKAS Act 92. The Bank adopted SKAS No.1 (Accounting Changes and Error Corrections) through SKAS No. 25 (Consolidated Financial Statements) (excluding SKAS No. 14) as of or before December 31, 2007.

In addition, according to the amended SKAS No. 15 (Investments in Associates), the Bank applied the equity method of which the current earnings and net assets reported in the non-consolidated financial statements of the Bank coincide with its share of current earnings and net assets of an associate included in the consolidated financial statements. However, the Bank ceases to apply the equity method when the balance of the investment in the associate has become zero. The financial statements for the prior period were restated for comparative purposes due to the application of revised SKAS No.15.

3.	CASH AND DUE FROM BANKS:

(1)	Cash and due from banks as of June 30, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Cash and checks	(Won)	2,561,137	(Won)	2,287,607
Foreign currencies		231,390		189,463
Due from banks		3,809,515		4,067,684

	(Won)	6,602,042	(Won)	6,544,754

(2)	Due from banks as of June 30, 2008 and December 31, 2007 consisted of (Unit: In millions):

Financial institution	Interest (%)	2008		2007
Due from banks in Won:
BOK	—	(Won)	3,523,205	(Won)	3,897,542
Shinhan Bank and others	0.00 ~ 0.10		18,548		3,693
KB Investment & Securities Co., Ltd and others	0.00 ~ 2.00		2,331		3,920

			3,544,084		3,905,155

Due from banks in foreign currencies:
BOK	—		86,141		88,361
JP Morgan Chase Bank, N.A and others	0.00 ~ 9.28		178,902		74,168

			265,043		162,529

Due from banks in gold:
UBS AG London			388		—

		(Won)	3,809,515	(Won)	4,067,684

(3)	Restricted due from banks as of June 30, 2008 and December 31, 2007 consisted of (Unit: In millions):

Financial institution	2008		2007		Reason for restriction
Due from banks in Won:
BOK	(Won)	3,523,205	(Won)	3,897,542	BOK Act
Woori Bank		101		214	Escrow account
KB Investment & Securities Co., Ltd and others		1,062		2,804	Derivatives margin accounts/others
Korea Exchange		250		250	Market entry due
Due from banks in foreign currencies:
BOK		86,141		88,361	BOK Act
Barclays and others		55,442		14,501	Derivatives margin accounts/others
ICBC Nanfang SUB-BR and others		8,136		7,319	China’s New Foreign Bank Regulations

	(Won)	3,674,337	(Won)	4,010,991

(4)	Due from banks by financial institution as of June 30, 2008 and December 31, 2007 consisted of (Unit: In millions):

Financial institution	2008		2007
Due from banks in Won:
BOK	(Won)	3,523,205	(Won)	3,897,542
Banks		18,548		3,693
Others		2,331		3,920

		3,544,084		3,905,155

Due from banks in foreign currencies:
BOK		86,141		88,361
Banks		176,256		72,556
Others		2,646		1,612

		265,043		162,529

Due from banks in gold:
UBS AG London		388		—

	(Won)	3,809,515	(Won)	4,067,684

(5)	Term structure of due from banks as of June 30, 2008 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Due from banks in Won	(Won)	3,543,983	(Won)	—	(Won)	101	(Won)	—	(Won)	—	(Won)	3,544,084
Due from banks in foreign currencies		265,043		—		—		—		—		265,043
Due from banks in gold		388		—		—		—		—		388

	(Won)	3,809,414	(Won)	—	(Won)	101	(Won)	—	(Won)	—	(Won)	3,809,515

Term structure of due from banks as of December 31, 2007 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Due from banks in Won	(Won)	3,905,054	(Won)	—	(Won)	101	(Won)	—	(Won)	—	(Won)	3,905,155
Due from banks in foreign currencies		162,529		—		—		—		—		162,529

	(Won)	4,067,583	(Won)	—	(Won)	101	(Won)	—	(Won)	—	(Won)	4,067,684

4.	SECURITIES:

(1)	Securities as of June 30, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Trading securities	(Won)	4,202,271	(Won)	5,013,286
Available-for-sale securities		16,037,092		13,870,764
Held-to-maturity securities		12,107,297		11,042,998
Securities accounted for using the equity method		1,306,807		850,311

	(Won)	33,653,467	(Won)	30,777,359

(2)	The valuation of securities excluding securities accounted for using the equity method as of June 30, 2008 consisted of (Unit: In millions):

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Book value
Trading securities:
Equity securities	(Won)	—	(Won)	155,641	(Won)	—	(Won)	143,775
Beneficiary certificates		264,690		266,715		—		268,450
Government and public bonds		531,512		512,828		513,663		510,233
Finance bonds		3,156,654		3,116,839		3,113,556		3,110,535
Corporate bonds		170,500		169,875		169,350		169,278

	(Won)	4,123,356	(Won)	4,221,898	(Won)	3,796,569	(Won)	4,202,271

Available-for-sale securities:
Equity securities	(Won)	—	(Won)	1,141,137	(Won)	—	(Won)	1,080,562
Equity investments		—		24,158		—		24,166
Beneficiary certificates		901,361		901,186		—		915,782
Government and public bond		4,930,221		4,846,137		4,869,783		4,788,219
Finance bonds		6,897,995		6,871,427		6,872,787		6,816,431
Corporate bonds		2,054,906		2,002,531		1,983,566		1,964,121
Asset-backed securities		620,348		608,182		396,565		397,003
Other debt securities		52,204		43,801		—		50,808

	(Won)	15,457,035	(Won)	16,438,559	(Won)	14,122,701	(Won)	16,037,092

Held-to-maturity securities:
Government and public bonds	(Won)	6,710,949	(Won)	6,530,948	(Won)	6,583,302	(Won)	6,583,302
Finance bonds		2,071,302		2,070,783		2,071,020		2,071,020
Corporate bonds		3,249,985		3,247,468		3,238,984		3,238,984
Asset-backed securities		214,000		213,987		213,991		213,991

	(Won)	12,246,236	(Won)	12,063,186	(Won)	12,107,297	(Won)	12,107,297

(*)	The book value before valuation has been recognized for equity securities classified as available-for-sale.

The valuation of securities excluding securities accounted for using the equity method as of December 31, 2007 consisted of (Unit: In millions):

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Book value
Trading securities:
Equity securities	(Won)	—	(Won)	58,771	(Won)	—	(Won)	58,224
Beneficiary certificates		192,563		199,332		—		200,355
Government and public bonds		882,707		861,787		864,265		858,293
Finance bonds		3,686,754		3,673,300		3,677,731		3,638,082
Corporate bonds		260,565		259,674		259,222		257,193
Asset-backed securities		1,146		1,133		1,141		1,139

	(Won)	5,023,735	(Won)	5,053,997	(Won)	4,802,359	(Won)	5,013,286

Available-for-sale securities:
Equity securities	(Won)	—	(Won)	955,361	(Won)	—	(Won)	1,165,443
Equity investments		—		24,159		—		24,153
Beneficiary certificates		101,361		101,268		—		102,673
Government and public bonds		3,894,299		3,815,903		3,830,706		3,755,700
Finance bonds		7,367,361		7,346,992		7,351,026		7,259,328
Corporate bonds		1,235,413		1,195,948		1,177,706		1,167,059
Asset-backed securities		728,260		688,102		320,392		363,127
Other debt securities		33,379		24,239		—		33,281

	(Won)	13,360,073	(Won)	14,151,972	(Won)	12,679,830	(Won)	13,870,764

Held-to-maturity securities:
Government and public bonds	(Won)	6,747,919	(Won)	6,575,112	(Won)	6,611,911	(Won)	6,611,911
Finance bonds		1,758,146		1,756,205		1,756,315		1,756,315
Corporate bonds		2,409,986		2,410,960		2,403,786		2,403,786
Asset-backed securities		271,000		270,943		270,986		270,986

	(Won)	11,187,051	(Won)	11,013,220	(Won)	11,042,998	(Won)	11,042,998

(*)	The book value before valuation has been recognized for equity securities classified as available-for-sale.

The fair values of trading and available-for sale debt securities in Won were assessed by applying the average of base prices as of balance sheet dates, provided by the bond pricing service institutions.

The fair value of the available-for-sale non-marketable equity securities such as Korea Housing Guarantee Co., Ltd. and 27 others, and the restricted available-for-sale marketable equity securities such as Hyundai Engineering and Construction Co. and 1 other were reliably measured by an independent appraisal institute using reasonable judgment. The fair value was determined based on more than one valuation models such as Discounted Cash Flow (DCF) Model, Imputed Market Value (IMV) Model, Discounted Free Cash Flow to Equity (FCFE) Model, Dividend Discount (DD) Model and Risk Adjusted Discounted Cash Flow (RADCF) Model depending on the equity securities.

(3)	Available-for-sale securities, which were not valuated at fair value as of June 30, 2008 and December 31, 2007, were as follows (Unit: In millions):

Company	2008		2007
Bad Bank Harmony (preferred stock)	(Won)	23,774	(Won)	33,896
Non-performing Asset Management Fund		23,650		23,650
Korea Asset Management Corp.		15,667		15,667
Samsung Life Insurance Co., Ltd.		7,479		7,479
Korea Highway Corp.		6,248		6,248
CLS		1,072		871
Tianjin Samsung Opto Electronics		1,019		916
Chase Securities Int’l (London)		839		755
Smart City		825		554
Taegu Convention Center		590		590
Others		7,329		6,350

	(Won)	88,492	(Won)	96,976

(4)	The impairment loss and the reversal of impairment loss on available-for-sale securities for the six months ended June 30, 2008 and 2007 were as follows (Unit: In millions):

	2008				2007
	Impairment		Reversal		Impairment		Reversal
Equity securities	(Won)	149	(Won)	611	(Won)	8,430	(Won)	23,650
Debt securities		29,937		17,226		36,276		76

	(Won)	30,086	(Won)	17,837	(Won)	44,706	(Won)	23,726

(5)	Structured notes relating to stock and interest rate and credit risk as of June 30, 2008 were as follows (Unit: In millions):

	Won		Foreign currencies		Total
Structured notes relating to stock:
Convertible bonds	(Won)	—	(Won)	465	(Won)	465

Structured notes relating to interest rate:
Long-term government bond floating rates notes (“FRN”)		107,635		—		107,635
Others		60,000		—		60,000

		167,635		—		167,635

Structured notes relating to credit:
Synthetic CDO		—		17,113		17,113

Bonds with call option		14,000		—		14,000

	(Won)	181,635	(Won)	17,578	(Won)	199,213

Structured notes relating to stock, interest rate and credit risk as of December 31, 2007 were as follows (Unit: In millions):

	Won		Foreign currencies		Total
Structured notes relating to stock:
Convertible bonds	(Won)	—	(Won)	468	(Won)	468

Structured notes relating to interest rate:
Long-term government bond FRN		145,015		—		145,015
Others		110,035		—		110,035

		255,050		—		255,050

Structured notes relating to credit:
Synthetic CDO		—		17,412		17,412

Bonds with call option		16,000		—		16,000

	(Won)	271,050	(Won)	17,880	(Won)	288,930

(6)	Private beneficiary certificates included in beneficiary certificates of available-for-sale securities as of June 30, 2008 and December 31, 2007 were composed of (Unit: In millions):

	2008		2007
Stocks	(Won)	38,763	(Won)	43,474
Government and public bonds		65,743		1,955
Finance bonds		482,441		77,085
Corporate bonds		77,499		1,065
Asset-backed securities		14,449		—
Call loans		51,274		6,076
Others		262,935		22,629

Assets		993,104		152,284
Liabilities		27,050		138

	(Won)	966,054	(Won)	152,146

(7)	The portfolio of securities excluding securities accounted for using the equity method, by industry, as of June 30, 2008 and December 31, 2007 was as follows (Unit: In millions):

	2008			2007
By industry type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Government and government-invested public companies	(Won)	605,989	14.42	(Won)	1,089,568	21.73
Financial institutions		3,457,882	82.29		3,874,691	77.29
Others		138,400	3.29		49,027	0.98

	(Won)	4,202,271	100.00	(Won)	5,013,286	100.00

Available-for-sale securities:
Government and government-invested public companies	(Won)	5,937,309	37.02	(Won)	4,227,736	30.48
Financial institutions		8,866,361	55.29		8,420,589	60.71
Others		1,233,422	7.69		1,222,439	8.81

	(Won)	16,037,092	100.00	(Won)	13,870,764	100.00

Held-to-maturity securities:
Government and government-invested public companies	(Won)	9,513,187	78.57	(Won)	8,715,996	78.93
Financial institutions		2,515,011	20.77		2,257,301	20.44
Others		79,099	0.66		69,701	0.63

	(Won)	12,107,297	100.00	(Won)	11,042,998	100.00

(8)	The portfolio of securities excluding securities accounted for using the equity method, by security type, as of June 30, 2008 and December 31, 2007 was as follows (Unit: In millions):

	2008			2007
By security type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Stocks	(Won)	143,775	3.42	(Won)	58,224	1.16
Fixed rate bonds		3,782,533	90.01		4,719,666	94.14
Floating rate bonds		7,513	0.18		35,041	0.70
Beneficiary certificates		268,450	6.39		200,355	4.00

	(Won)	4,202,271	100.00	(Won)	5,013,286	100.00

Available-for-sale securities:
Stocks	(Won)	1,080,562	6.74	(Won)	1,165,443	8.40
Fixed rate bonds		12,883,507	80.34		11,478,627	82.75
Floating rate bonds		746,385	4.65		602,988	4.35
Subordinated bonds		335,417	2.09		463,131	3.34
Convertible bonds		465	0.00		468	0.00
Beneficiary certificates		915,782	5.71		102,673	0.74
Others		74,974	0.47		57,434	0.42

	(Won)	16,037,092	100.00	(Won)	13,870,764	100.00

Held-to-maturity securities:
Fixed rate bonds	(Won)	12,016,064	99.25	(Won)	10,954,917	99.20
Floating rate bonds		91,233	0.75		88,081	0.80

	(Won)	12,107,297	100.00	(Won)	11,042,998	100.00

(9)	The portfolio of securities excluding securities accounted for using the equity method, by country, as of June 30, 2008 and December 31, 2007 was as follows (Unit: In millions):

	2008			2007
By country type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Korea	(Won)	4,202,271	100.00	(Won)	5,013,286	100.00

Available-for-sale securities:
Korea	(Won)	15,782,426	98.41	(Won)	13,666,140	98.52
USA		131,841	0.82		96,463	0.70
India		29,330	0.18		26,842	0.20
England		24,245	0.15		22,022	0.16
Kazakhstan		20,333	0.13		17,631	0.13
Russia		19,218	0.12		17,004	0.12
Japan		9,696	0.06		4,079	0.03
Ireland		9,146	0.06		8,802	0.06
Bangladesh		6,679	0.04		8,030	0.06
China		2,126	0.01		1,912	0.01
Others		2,052	0.02		1,839	0.01

	(Won)	16,037,092	100.00	(Won)	13,870,764	100.00

Held-to-maturity securities:
Korea	(Won)	12,076,064	99.74	(Won)	11,014,917	99.75
USA		31,233	0.26		28,081	0.25

	(Won)	12,107,297	100.00	(Won)	11,042,998	100.00

(10)	Term structure of securities except for stocks and equity investments in available-for-sale and held-to-maturity securities as of June 30, 2008 was as follows (Unit: In millions):

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		More than 10 years		Total
Available-for-sale securities:
Fair value	(Won)	4,944,434	(Won)	9,686,858	(Won)	189,281	(Won)	111,791	(Won)	14,932,364

Held-to-maturity securities:
Book value		1,637,562		6,927,686		3,501,250		40,799		12,107,297
Fair value		1,630,647		6,754,888		3,294,223		33,175		11,712,933

Term structure of securities except for stocks and equity investments in available-for-sale and held-to-maturity securities as of December 31, 2007 was as follows (Unit: In millions):

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		More than 10 years		Total
Available-for-sale securities:
Fair value	(Won)	3,388,686	(Won)	8,981,074	(Won)	213,651	(Won)	97,757	(Won)	12,681,168

Held-to-maturity securities:
Book value		1,679,184		6,704,311		2,630,804		28,699		11,042,998
Fair value		1,671,746		6,505,130		2,477,642		25,639		10,680,157

(11)	Securities accounted for using the equity method as of June 30, 2008 were summarized as follows (Unit: In millions):

	No. of shares	Ownership (%)	Acquisition cost		Net asset value		Book value
Domestic stocks:
KB Investment Co., Ltd.	8,951,293	99.99	(Won)	155,384	(Won)	104,735	(Won)	104,735
KB Futures Co., Ltd.	3,999,200	99.98		19,996		35,727		35,727
KB Data System Co., Ltd.	799,960	99.99		8,001		21,460		16,697
KB Real Estate Trust	15,999,930	99.99		76,103		107,643		107,643
KB Asset Management	6,134,040	80.00		39,015		81,569		81,569
KB Credit Information	1,249,040	99.73		14,291		42,570		42,606
KB Life Insurance Co., Ltd.	13,260,000	51.00		66,426		52,878		—
KB Investment & Securities Co., Ltd.	15,140,620	97.06		406,569		304,646		409,088
KLB Securities Co., Ltd. (*1)	4,854,713	36.41		10,316		—		—
Jooeun Industrial Co., Ltd. (*1)	1,999,910	99.99		23,994		—		—
ING Life Insurance Korea Co., Ltd. (*2)	1,162,200	14.90		75,818		148,545		148,545
Balhae Infrastructure Fund (*2)	9,372,462	12.61		95,546		97,872		97,872
Korea Credit Bureau Co., Ltd. (*3)	180,000	9.00		4,500		2,530		2,530

				995,959		1,000,175		1,047,012

Foreign stocks:
Kookmin Bank Singapore Ltd. (*1)	30,000,000	100.00		22,976		—		1,812
Kookmin Finance Asia Ltd. (HK) (*1)	700,000	100.00		8,329		—		253
Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00		40,926		68,172		68,172
Kookmin Bank Hong Kong Ltd.	2,000,000	100.00		55,364		86,735		86,735
Sorak Financial Holdings PTE Ltd. (*4)	1,422,216	25.00		93,491		92,720		92,720

				221,086		247,627		249,692

Equity investments:
KB06-1 Venture Investment Partnership	200	50.00		10,000		10,103		10,103

				10,000		10,103		10,103

			(Won)	1,227,045	(Won)	1,257,905	(Won)	1,306,807

Securities accounted for using the equity method as of December 31, 2007 were summarized as follows (Unit: In millions):

	No. of shares	Ownership (%)	Acquisition cost		Net asset value		Book value
Domestic stocks:
KB Investment Co., Ltd.	8,951,293	99.99	(Won)	155,384	(Won)	104,735	(Won)	104,735
KB Futures Co., Ltd.	3,999,200	99.98		19,996		30,117		30,117
KB Data System Co., Ltd.	799,960	99.99		8,001		21,059		16,707
KB Real Estate Trust	15,999,930	99.99		76,103		116,381		116,411
KB Asset Management	6,134,040	80.00		39,015		77,001		77,001
KB Credit Information	1,249,040	99.73		14,291		40,416		40,057
KB Life Insurance Co., Ltd.	7,140,000	51.00		35,826		25,978		—
KLB Securities Co., Ltd. (*1)	4,854,713	36.41		10,316		—		—
Jooeun Industrial Co., Ltd. (*1)	1,999,910	99.99		23,994		—		—
ING Life Insurance Korea Co., Ltd. (*2)	1,162,200	14.90		75,818		140,914		140,914
Balhae Infrastructure Fund (*2)	8,425,031	12.61		85,714		87,135		87,135
Korea Credit Bureau Co., Ltd. (*3)	180,000	9.00		4,500		2,836		2,836

				548,958		646,572		615,913

Foreign stocks:
Kookmin Bank Singapore Ltd. (*1)	30,000,000	100.00		19,468		—		1,629
Kookmin Finance Asia Ltd. (HK) (*1)	700,000	100.00		7,489		—		228
Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00		36,884		60,966		60,966
Kookmin Bank Hong Kong Ltd.	2,000,000	100.00		49,782		76,562		76,562
Sorak Financial Holdings PTE Ltd. (*4)	1,422,216	25.00		79,216		85,234		85,234

				192,839		222,762		224,619

Equity investments:
KB06-1 Venture Investment Partnership	200	50.00		10,000		9,779		9,779

				10,000		9,779		9,779

			(Won)	751,797	(Won)	879,113	(Won)	850,311

(*1)	KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., Kookmin Bank Singapore Ltd. and Kookmin Finance Asia Ltd. (HK) are all in the process of liquidation as of June 30, 2008.
(*2)	The Bank may exercise its voting right at the board meeting or at an equally significant decision making body of the investee.
(*3)	The Bank has significant influence in electing the board member who may participate in the decision making process relating to the financial and business policy of the investee.
(*4)	As the largest shareholder of Sorak Financial Holdings PTE Ltd. is planning to sell its shares, the Bank’s board of directors decided to exercise a tag-along right on March 28, 2008 and the disposal is in progress as of June 30, 2008. Although the buyer’s local authority has revoked its approval for the share acquisition on July 29, 2008, the sale process is still underway.

(12)	The valuation of securities accounted for using the equity method for the six months ended June 30, 2008 was as follows (Unit: In millions):

	Book value before valuation		Acquisition (Disposal)		Dividend		Foreign exchange trading income (loss)		Equity gain (loss) on investment		Other comprehensive income (loss)		Retained earnings		Capital surplus		Book value after Valuation
Domestic stocks:
KB Investment Co., Ltd.	(Won)	104,735	(Won)	—	(Won)	(2,238)	(Won)	—	(Won)	2,308	(Won)	(70)	(Won)	—	(Won)	—	(Won)	104,735
KB Futures Co., Ltd.		30,117		—		(1,200)		—		2,612		4,198		—		—		35,727
KB Data System Co., Ltd. (*1)		16,707		—		(800)		—		790		—		—		—		16,697
KB Real Estate Trust		116,411		—		(20,000)		—		11,220		12		—		—		107,643
KB Asset Management		77,001		—		(6,134)		—		10,687		15		—		—		81,569
KB Credit Information		40,057		—		(187)		—		2,341		—		—		395		42,606
KB Life Insurance Co., Ltd. (*1 and 3)		—		30,600		—		—		—		(7,002)		(23,157)		(441)		—
KB Investment & Securities Co., Ltd. (*2)		—		406,569		—		—		6,726		(2,998)		—		(1,209)		409,088
KLB Securities Co., Ltd. (*3)		—		—		—		—		—		—		—		—		—
Jooeun Industrial Co., Ltd. (*3)		—		—		—		—		—		—		—		—		—
ING Life Insurance Korea Co., Ltd.		140,914		—		—		—		6,421		1,210		—		—		148,545
Balhae Infrastructure Fund		87,135		9,832		(1,421)		—		2,326		—		—		—		97,872
Korea Credit Bureau Co., Ltd.		2,836		—		—		—		(306)		—		—		—		2,530

		615,913		447,001		(31,980)		—		45,125		(4,635)		(23,157)		(1,255)		1,047,012

Foreign stocks:
Kookmin Bank Singapore Ltd.		1,629		—		—		183		—		—		—		—		1,812
Kookmin Finance Asia Ltd. (HK)		228		—		—		25		—		—		—		—		253
Kookmin Bank Int’l Ltd. (London)		60,966		—		—		6,682		1,976		(1,452)		—		—		68,172
Kookmin Bank Hong Kong Ltd.		76,562		—		—		8,585		3,721		(2,133)		—		—		86,735
Sorak Financial Holdings PTE Ltd.		85,234		—		(2,854)		15,359		5,728		(10,747)		—		—		92,720

		224,619		—		(2,854)		30,834		11,425		(14,332)		—		—		249,692

Equity securities:
KB06-1 Venture Investment Partnership		9,779		—		—		—		324		—		—		—		10,103

	(Won)	850,311	(Won)	447,001	(Won)	(34,834)	(Won)	30,834	(Won)	56,874	(Won)	(18,967)	(Won)	(23,157)	(Won)	(1,255)	(Won)	1,306,807

The valuation of securities accounted for using the equity method for the year ended December 31, 2007 was as follows (Unit: In millions):

	Book value before valuation		Acquisition (Disposal)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss) on investment		Other comprehensive income (loss)		Retained earnings		Book value after valuation
Domestic stocks:
KB Investment Co., Ltd.	(Won)	94,443	(Won)	—	(Won)	(2,238)	(Won)	—	(Won)	13,204	(Won)	(674)	(Won)	—	(Won)	104,735
KB Futures Co., Ltd.		28,077		—		(1,200)		—		3,240		—		—		30,117
KB Data System Co., Ltd. (*1)		14,609		—		(800)		—		2,898		—		—		16,707
KB Real Estate Trust		99,544		—		(12,000)		—		28,876		(9)		—		116,411
KB Asset Management		65,271		—		(6,134)		—		17,789		75		—		77,001
KB Credit Information		34,735		—		(187)		—		5,509		—		—		40,057
KB Life Insurance Co., Ltd. (*1 and 3)		—		20,400		—		—		—		—		(20,400)		—
KLB Securities Co., Ltd. (*3)		—		—		—		—		—		—		—		—
Jooeun Industrial Co., Ltd. (*3)		—		—		—		—		—		—		—		—
ING Life Insurance Korea Co., Ltd.		123,587		27,914		—		—		9,132		(19,719)		—		140,914
Balhae Infrastructure Fund		45,589		40,588		(1,603)		—		2,561		—		—		87,135
Korea Credit Bureau Co., Ltd.		3,297		—		—		—		(190)		(271)		—		2,836

		509,152		88,902		(24,162)		—		83,019		(20,598)		(20,400)		615,913

Foreign stocks:
Kookmin Bank Singapore Ltd.		1,614		—		—		15		—		—		—		1,629
Kookmin Finance Asia Ltd. (HK)		226		—		—		2		—		—		—		228
Kookmin Bank Int’l Ltd. (London)		56,496		—		—		1,547		3,002		(79)		—		60,966
Kookmin Bank Hong Kong Ltd.		72,130		—		—		668		5,050		(1,286)		—		76,562
Sorak Financial Holdings PTE Ltd.		87,299		—		(3,251)		6,057		6,540		(11,411)		—		85,234

		217,765		—		(3,251)		8,289		14,592		(12,776)		—		224,619

Equity securities:
Pacific IT Investment Partnership		1,958		(1,958)		—		—		—		—		—		—
NPC02-4 Kookmin Venture Fund		8,204		(7,083)		(3,443)		—		2,263		59		—		—
KB06-1 Venture Investment Partnership		2,453		7,500		—		—		(174)		—		—		9,779

		12,615		(1,541)		(3,443)		—		2,089		59		—		9,779

	(Won)	739,532	(Won)	87,361	(Won)	(30,856)	(Won)	8,289	(Won)	99,700	(Won)	(33,315)	(Won)	(20,400)	(Won)	850,311

(*1)	The significant unrealized income eliminated for the six months ended June 30, 2008 and for the year ended December 31, 2007 were as follows (Unit: In millions):

	Related accounts	2008		2007
KB Data System Co., Ltd.	Tangible assets (sales)	(Won)	352	(Won)	1,390
KB Life Insurance Co., Ltd.	Commissions (deferred acquisition cost)		23,157		20,855

		(Won)	23,509	(Won)	22,245

(*2)	The difference between the cost of the investment and the amount of the underlying equity in KB Investment & Securities Co., Ltd’s net assets amounts to (Won)113,943 million. This difference resulted from the purchase of shares in 2008 which is amortized over 5 years using the straight-line method and charged to the loss on valuation of securities accounted for using the equity method. As a result, (Won)9,495 million were charged to current operations for the six months ended June 30, 2008, and the unamortized balance amounts to (Won)104,448 million as of June 30, 2008.
(*3)	The equity method is no longer applied to securities of KLB Securities Co., Ltd. and Jooeun Industrial Co., Ltd. due to accumulated deficit, and to securities of KB Life Insurance Co., Ltd. due to unrealized income elimination, which led to a decrease in the book value below zero.

The unrecognized accumulated deficit and change due to the equity method as of June 30, 2008 was as follows (Unit: In millions):

	Deficit		Change due to equity method		Total
KLB Securities Co., Ltd.	(Won)	4,148	(Won)	—	(Won)	4,148
Jooeun Industrial Co., Ltd.		63,941		—		63,941
KB Life Insurance Co., Ltd.		14,801		9,122		23,923

	(Won)	82,890	(Won)	9,122	(Won)	91,012

The unrecognized accumulated deficit and change due to the equity method as of December 31, 2007 was as follows (Unit: In millions):

	Deficit		Change due to equity method		Total
KLB Securities Co., Ltd.	(Won)	4,148	(Won)	—	(Won)	4,148
Jooeun Industrial Co., Ltd.		64,001		—		64,001
KB Life Insurance Co., Ltd.		23,157		14,583		37,740

	(Won)	91,306	(Won)	14,583	(Won)	105,889

As the book value of KB Life Insurance Co., Ltd. became zero, the Bank discontinued applying the equity method and did not provide for additional losses. Certain trust accounts whose principal or fixed rate of return is guaranteed by the Bank are included in the consolidated financial statements in accordance with the accounting guidelines of the Financial Supervisory Commission in the Republic of Korea. As a result, the current earnings and net assets reported in the non-consolidated financial statements do not coincide with the share of those of the consolidated financial statements. The difference between the share of net income of consolidated financial statements and net income of non-consolidated financial statements for the six months ended June 30, 2008 and 2007 was (Won)14,505 million and (Won)8,627 million, respectively, and the difference between the share of shareholders’ equity of the consolidated financial statements and the shareholders’ equity of the non-consolidated financial statements as of June 30, 2008 and December 31, 2007 was ((Won)40,931) million and ((Won)24,831) million, respectively.

(13)	Significant financial data of companies of which stocks were accounted for using the equity method as of and for the six months ended June 30, 2008 was as follows (Unit: In millions):

	Assets		Liabilities		Sales		Net income (loss)
KB Investment Co., Ltd.	(Won)	105,754	(Won)	1,013	(Won)	5,602	(Won)	2,308
KB Futures Co., Ltd.		114,278		78,544		10,451		2,612
KB Data System Co., Ltd.		33,594		12,133		32,278		1,201
KB Real Estate Trust		207,541		99,897		28,185		11,271
KB Asset Management		120,818		18,856		35,665		13,359
KB Credit Information		49,398		6,713		28,269		2,348
KB Life Insurance Co., Ltd.		1,527,984		1,424,301		366,312		(2,790)
KB Investment & Securities Co., Ltd.		1,660,126		1,346,237		60,977		16,758
Jooeun Industrial Co., Ltd.		10,970		74,914		902		128
ING Life Insurance Korea Co., Ltd.		13,474,601		12,477,657		2,054,446		43,091
Balhae Infrastructure Fund		778,081		1,632		21,677		18,448
Korea Credit Bureau Co., Ltd.		32,207		4,089		9,884		(3,224)
Kookmin Bank Int’l Ltd. (London)		529,859		461,688		16,381		1,976
Kookmin Bank Hong Kong Ltd.		624,014		537,279		17,790		3,721
Sorak Financial Holdings PTE Ltd.		6,379,442		6,008,561		382,054		20,096
KB06-1 Venture Investment Partnership		20,334		128		967		648

Audited or reviewed financial statements as of June 30, 2008 were used for the application of the equity method. However, unaudited financial statements of Jooeun Industrial Co., Ltd., Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd., KB06-1 Venture Investment Partnership and Sorak Financial Holdings PTE Ltd. as of June 30, 2008 were used for the application of the equity method. In case of ING Life Insurance Korea Co., Ltd., the unaudited financial statements as of May 31, 2008 were used for the application of the equity method. The significant events from the closing dates of the investees to that of the Bank were properly reflected in applying the equity method. There was no material exception as a result of analytical review, such as analysis of major accounts to assess reliability of those financial statements.

Significant financial data of companies of which stocks were accounted for using the equity method as of and for the year ended December 31, 2007 was as follows (Unit: In millions):

	Assets		Liabilities		Sales		Net income (loss)
KB Investment Co., Ltd.	(Won)	107,867	(Won)	3,126	(Won)	22,217	(Won)	13,204
KB Futures Co., Ltd.		126,143		96,020		15,184		3,241
KB Data System Co., Ltd.		49,116		28,056		79,125		4,257
KB Real Estate Trust		259,049		142,668		69,980		28,851
KB Asset Management		104,926		8,675		53,527		22,235
KB Credit Information		47,620		7,095		59,820		5,304
KB Life Insurance Co., Ltd.		1,166,081		1,115,143		577,273		892
Jooeun Industrial Co., Ltd.		81,921		145,924		194,071		9,129
ING Life Insurance Korea Co., Ltd.		12,127,088		11,181,360		3,444,537		42,064
Balhae Infrastructure Fund		692,375		1,102		24,259		20,319
Korea Credit Bureau Co., Ltd.		36,662		5,147		22,671		(2,418)
Kookmin Bank Int’l Ltd. (London)		415,878		354,912		27,048		3,002
Kookmin Bank Hong Kong Ltd.		397,041		320,479		33,146		5,601
Sorak Financial Holdings PTE Ltd.		5,426,808		5,085,873		639,013		26,724
KB06-1 Venture Investment Partnership		19,561		3		175		(348)

Audited or reviewed financial statements as of December 31, 2007 were used for the application of the equity method. However, unaudited financial statements of Jooeun Securities Co., Ltd., Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd. and KB06-1 Venture Investment Partnership as of December 31, 2007 were used for the application of the equity method. In case of ING Life Insurance Korea and Sorak Financial Holdings PTE Ltd., the unaudited financial statements as of November 30, 2007 were used for the application of the equity method. The significant events from the closing dates of the investees to that of the Bank were properly reflected in applying the equity method. There was no material exception as a result of analytical review, such as analysis of major accounts to assess reliability of those financial statements.

(14)	Changes in accumulated other comprehensive income (loss) for the six months ended June 30, 2008 were as follows (Unit: In millions):

	Beginning		Increase (Decrease)		Disposal (Realization)		Ending
Gain (loss) on valuation of available-for-sale securities:
Equity securities	(Won)	455,211	(Won)	(44,242)	(Won)	(397)	(Won)	410,572
Debt securities in Won		(91,085)		(29,513)		19,600		(100,998)
Debt securities in foreign currencies		(6,369)		(5,511)		(893)		(12,773)
Beneficiary certificates		1,018		10,256		(752)		10,522
Others		6,555		(1,475)		—		5,080

		365,330		(70,485)		17,558		312,403

Gain (loss) on valuation of held-to-maturity securities:
Debt securities in Won		42		—		(7)		35

Loss on valuation of securities accounted for using the equity method		(19,926)		(18,015)		(2,751)		(40,692)

	(Won)	345,446	(Won)	(88,500)	(Won)	14,800	(Won)	271,746

Changes in accumulated other comprehensive income (loss) for the year ended December 31, 2007 were as follows (Unit: In millions):

	Beginning		Increase (Decrease)		Disposal (Realization)		Ending
Gain (loss) on valuation of available-for-sale securities:
Equity securities	(Won)	846,123	(Won)	157,634	(Won)	(548,546)	(Won)	455,211
Debt securities in Won		22,669		(109,321)		(4,433)		(91,085)
Debt securities in foreign currencies		4,010		(9,480)		(899)		(6,369)
Beneficiary certificates		5,050		775		(4,807)		1,018
Others		5,704		851		—		6,555

		883,556		40,459		(558,685)		365,330

Gain (loss) on valuation of held-to-maturity securities:
Debt securities in Won		98		—		(56)		42

Gain (loss) on valuation of securities accounted for using the equity method		4,922		(23,384)		(1,464)		(19,926)

	(Won)	888,576	(Won)	17,075	(Won)	(560,205)	(Won)	345,446

(15)	Securities provided as collateral as of June 30, 2008 were as follows (Unit: In millions):

Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository & others	(Won)	7,323,956	(Won)	7,370,000	Bonds sold under repurchase agreements
BOK		563,359		570,000	Borrowings from BOK
BOK		320,113		331,500	Overdrafts and settlement risk
Samsung Futures & others		1,254,881		1,281,000	Derivative settlement
Others		673,972		701,628	Other

	(Won)	10,136,281	(Won)	10,254,128

Securities provided as collateral as of December 31, 2007 were as follows (Unit: In millions):

Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository & others	(Won)	7,100,192	(Won)	7,150,000	Bonds sold under repurchase agreements
BOK		532,709		540,000	Borrowings from BOK
BOK		319,623		332,200	Overdrafts and settlement risk
Samsung Futures & others		649,187		664,000	Derivative settlement
Others		12		1,628	Other

	(Won)	8,601,723	(Won)	8,687,828

(16)	Securities lent as of June 30, 2008 and December 31, 2007 were as follows (Unit: In millions):

	2008		2007		Provided to
Government and public bonds	(Won)	541,384	(Won)	68,609	Korea Securities Depository and others
Financial bonds		19,688		—	Korea Securities Finance Corporation
Stocks		11,903		—	Korea Securities Depository

	(Won)	572,975	(Won)	68,609

5.	LOANS:

(1)	Loans as of June 30, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Call loans	(Won)	1,402,541	(Won)	1,665,800
Domestic import usance bill		3,185,134		1,710,427
Credit card receivables		10,648,154		10,435,991
Bills bought in foreign currencies		2,194,356		1,622,013
Bills bought in Won		15,489		152,009
Bonds purchased under repurchase agreements		200,000		—
Loans		170,385,457		152,049,279
Factoring receivables		20,617		20,638
Advances for customers		13,423		28,695
Private placed bonds		5,574,302		6,186,180
Loans for debt-equity swap		1,204		1,968

		193,640,677		173,873,000
Allowance for possible loan losses		(2,682,014)		(2,501,865)
Deferred loan origination fees and costs		183,371		178,858

	(Won)	191,142,034	(Won)	171,549,993

(2)	Loans in Won and loans in foreign currencies as of June 30, 2008 and December 31, 2007 were as follows (Unit: In millions):

		2008		2007
Loans in Won:
Commercial	Working capital loans
	General purpose loans	(Won)	39,944,385	(Won)	34,401,542
	Notes discounted		1,127,849		1,287,720
	Overdraft accounts		509,829		376,219
	Trading notes		1,136,164		786,364
	Others		8,229,854		6,656,691

			50,948,081		43,508,536

		2008		2007
	Facilities loans
	General facilities loans	(Won)	14,506,430	(Won)	11,210,650
	Others		1,279,983		1,191,002

			15,786,413		12,401,652

			66,734,494		55,910,188

Households	General purpose loans		50,335,379		47,210,192
	Housing loans		43,655,233		41,189,639
	Remunerations on mutual installment savings		64,574		88,781
	Others		428,663		406,234

			94,483,849		88,894,846

Public sector	Public operation loans		2,280,603		1,430,050
	Public facilities loans		46,952		24,450

			2,327,555		1,454,500

Other	Property formation loans		612		702
	Others		463		690

			1,075		1,392

			163,546,973		146,260,926

Loans in foreign currencies:
	Domestic funding loans		5,428,304		4,671,798
	Overseas funding loans		824,724		658,087
	Inter-bank loans		585,456		458,468

			6,838,484		5,788,353

		(Won)	170,385,457	(Won)	152,049,279

(3)	Loans in Won and loans in foreign currencies, classified by borrower type, as of June 30, 2008 were as follows (Unit: In millions):

By borrower type	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	8,160,654	(Won)	4,502,923	(Won)	12,663,577	7.43
Small and medium corporations		58,573,840		2,121,719		60,695,559	35.62
Households		94,484,924		55,701		94,540,625	55.49
Others		2,327,555		158,141		2,485,696	1.46

	(Won)	163,546,973	(Won)	6,838,484	(Won)	170,385,457	100.00

Loans in Won and loans in foreign currencies, classified by borrower type, as of December 31, 2007 were as follows (Unit: In millions):

By borrower type	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	6,238,814	(Won)	4,037,145	(Won)	10,275,959	6.76
Small and medium corporations		49,671,375		1,553,023		51,224,398	33.69
Households		88,896,238		54,302		88,950,540	58.50
Others		1,454,499		143,883		1,598,382	1.05

	(Won)	146,260,926	(Won)	5,788,353	(Won)	152,049,279	100.00

(4)	Loans classified by borrower’s country or region as of June 30, 2008 were as follows (Unit: In millions):

By country	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	163,546,973	(Won)	6,239,372	(Won)	23,022,355	(Won)	192,808,700	99.57
Southeast Asia		—		25,696		1		25,697	0.01
China		—		16,670		—		16,670	0.01
Japan		—		421,967		50		422,017	0.22
Central and South America		—		18,966		4		18,970	0.01
USA		—		9,818		1,082		10,900	0.01
Others		—		105,995		231,728		337,723	0.17

	(Won)	163,546,973	(Won)	6,838,484	(Won)	23,255,220	(Won)	193,640,677	100.00

Loans classified by borrower’s country or region as of December 31, 2007 were as follows (Unit: In millions):

By country	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	146,260,926	(Won)	5,314,559	(Won)	21,441,992	(Won)	173,017,477	99.51
Southeast Asia		—		25,480		—		25,480	0.01
China		—		36,552		—		36,552	0.02
Japan		—		307,026		86		307,112	0.18
Central and South America		—		4,750		3		4,753	0.00
USA		—		8,359		2,034		10,393	0.01
Others		—		91,627		379,606		471,233	0.27

	(Won)	146,260,926	(Won)	5,788,353	(Won)	21,823,721	(Won)	173,873,000	100.00

(5)	Loans classified by industry as of June 30, 2008 were as follows (Unit: In millions):

By industry	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations:
Finance and insurance	(Won)	1,889,502	(Won)	754,569	(Won)	2,301,177	(Won)	4,945,248	2.55
Manufacturing		17,592,523		2,554,046		6,048,270		26,194,839	13.53
Services		29,488,508		2,222,055		1,661,941		33,372,504	17.23
Others		19,852,198		1,245,698		3,949,166		25,047,062	12.94
Households		94,484,924		55,701		9,162,194		103,702,819	53.55
Public sector		239,318		6,415		132,472		378,205	0.20

	(Won)	163,546,973	(Won)	6,838,484	(Won)	23,255,220	(Won)	193,640,677	100.00

Loans classified by industry as of December 31, 2007 were as follows (Unit: In millions):

By industry	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations:
Finance and insurance	(Won)	1,578,760	(Won)	588,884	(Won)	2,500,193	(Won)	4,667,837	2.69
Manufacturing		14,627,954		2,138,794		4,668,057		21,434,805	12.33
Services		24,477,777		1,855,042		1,616,239		27,949,058	16.07
Others		16,470,984		1,144,938		3,789,517		21,405,439	12.31
Households		88,896,238		54,302		8,962,915		97,913,455	56.31
Public sector		209,213		6,393		286,800		502,406	0.29

	(Won)	146,260,926	(Won)	5,788,353	(Won)	21,823,721	(Won)	173,873,000	100.00

(6)	Loans to financial institutions as of June 30, 2008 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in Won	(Won)	—	(Won)	1,889,502	(Won)	1,889,502
Loans in foreign currencies		585,456		169,113		754,569
Others		1,646,965		654,212		2,301,177

	(Won)	2,232,421	(Won)	2,712,827	(Won)	4,945,248

Loans to financial institutions as of December 31, 2007 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in Won	(Won)	—	(Won)	1,578,760	(Won)	1,578,760
Loans in foreign currencies		458,468		130,416		588,884
Others		1,739,639		760,554		2,500,193

	(Won)	2,198,107	(Won)	2,469,730	(Won)	4,667,837

(7)	The classification of asset quality for loans as of June 30, 2008 was summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Call loans	(Won)	1,402,541	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,402,541
Domestic import usance bill		3,151,226		18,539		5,483		6,964		2,922		3,185,134
Credit card receivables		10,413,795		144,331		4,819		43,998		41,211		10,648,154
Bills bought (*)		2,205,942		1,437		432		253		1,781		2,209,845
Bond purchased under repurchase agreements		200,000		—		—		—		—		200,000
Loans		168,012,303		1,188,058		558,573		390,145		236,378		170,385,457
Factoring receivables		20,617		—		—		—		—		20,617
Advances for customers		1,188		584		4,406		2,050		5,195		13,423
Privately placed bonds		5,487,958		81,744		2,853		—		1,747		5,574,302
Loans for debt-equity swap		—		—		—		1,204		—		1,204

	(Won)	190,895,570	(Won)	1,434,693	(Won)	576,566	(Won)	444,614	(Won)	289,234	(Won)	193,640,677

The classification of asset quality for loans as of December 31, 2007 was summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Call loans	(Won)	1,665,800	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,665,800
Domestic import usance bill		1,682,026		17,315		10,050		407		629		1,710,427
Credit card receivables		10,193,580		152,011		734		46,861		42,805		10,435,991
Bills bought (*)		1,768,121		3,073		144		1,223		1,461		1,774,022
Loans		149,645,593		1,246,799		508,281		432,921		215,685		152,049,279
Factoring receivables		20,638		—		—		—		—		20,638
Advances for customers		673		1,368		20,742		562		5,350		28,695
Privately placed bonds		6,178,619		2,961		2,720		—		1,880		6,186,180
Loans for debt-equity swap		—		—		—		1,968		—		1,968

	(Won)	171,155,050	(Won)	1,423,527	(Won)	542,671	(Won)	483,942	(Won)	267,810	(Won)	173,873,000

(*)	Bill bought in Won included

(8)	The term structure of loans as of June 30, 2008 was as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total
Due in 3 months or less	(Won)	18,852,404	(Won)	937,601	(Won)	13,025,819	(Won)	32,815,824
Due after 3 months through 6 months		18,179,781		415,646		3,260,266		21,855,693
Due after 6 months through 1 year		35,595,344		1,571,710		3,283,414		40,450,468
Due after 1 year through 2 years		17,960,235		1,441,329		1,829,419		21,230,983
Due after 2 years through 3 years		18,260,361		784,776		1,075,160		20,120,297
Due after 3 years through 4 years		2,934,664		642,172		237,047		3,813,883
Due after 4 years through 5 years		3,123,809		217,751		163,870		3,505,430
More than 5 years		48,640,375		827,499		380,225		49,848,099

	(Won)	163,546,973	(Won)	6,838,484	(Won)	23,255,220	(Won)	193,640,677

The term structure of loans as of December 31, 2007 was as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total
Due in 3 months or less	(Won)	15,517,553	(Won)	729,464	(Won)	12,294,291	(Won)	28,541,308
Due after 3 months through 6 months		16,554,146		1,034,815		1,657,411		19,246,372
Due after 6 months through 1 year		31,947,618		604,734		2,738,213		35,290,565
Due after 1 year through 2 years		14,196,004		1,326,638		3,331,225		18,853,867
Due after 2 years through 3 years		17,208,889		604,309		780,289		18,593,487
Due after 3 years through 4 years		2,989,649		723,408		635,933		4,348,990
Due after 4 years through 5 years		2,645,414		166,622		57,991		2,870,027
More than 5 years		45,201,653		598,363		328,368		46,128,384

	(Won)	146,260,926	(Won)	5,788,353	(Won)	21,823,721	(Won)	173,873,000

(9)	Disposal of loans

The Bank disposed loans amounting to (Won)151,553 million of principal (including previously written-off loans) to KB 11th Securitization Specialty Co., Ltd., and recognized a gain of (Won)10,368 million, and loans amounting to (Won)717,014 million of principal to KB Mortgage Loan 1st Securitization Specialty Co., Ltd., and recognized a gain of (Won) 3,832 million.

The Bank disposed loans amounting to (Won)409,916 million of principal to Korea Housing Finance Corporation, and recognized a gain of (Won)8,406 million and a loss of (Won)123 million, and loans amounting to (Won)256,700 million of principal to Shinhan Bank, and recognized a gain of (Won)226 million.

(10)	Credit card receivables as collateral

The Bank offered the credit card receivables amounting to (Won)542,603 million (before deducting the allowance) as collateral for the transaction of credit card receivables to SPC as of December 31, 2007.

(11)	The changes in deferred loan origination fees and costs for the six months ended June 30, 2008 were as follows (Unit: In millions):

	Beginning		Increase		Decrease		Ending
Deferred loan origination fees and costs	(Won)	178,858	(Won)	43,639	(Won)	39,126	(Won)	183,371

6.	RESTRUCTURED LOANS:

(1)	The loans that were restructured by means of principal reduction, debt-equity swap, interest reduction because of workouts for the six months ended June 30, 2008 were as follows (Unit: In millions):

	Amount before restructuring		Principal exemption		Conversion to equity securities		Interest reduction		Extension of maturity
Workout plan	(Won)	38,879	(Won)	—	(Won)	4,777	(Won)	9,965	(Won)	24,137
Debt restructuring		7,411		168		—		—		7,243

	(Won)	46,290	(Won)	168	(Won)	4,777	(Won)	9,965	(Won)	31,380

The loans that were restructured by means of principal reduction, debt-equity swap, interest reduction because of workouts for the year ended December 31, 2007 were as follows (Unit: In millions):

	Amount before restructuring		Principal exemption		Conversion to equity securities		Interest reduction		Extension of maturity
Workout plan	(Won)	129,543	(Won)	—	(Won)	12,691	(Won)	5,094	(Won)	111,758
Debt restructuring		1,071		—		—		—		1,071

	(Won)	130,614	(Won)	—	(Won)	12,691	(Won)	5,094	(Won)	112,829

(2)	Changes in the present value discounts relating to the outstanding restructured loans for the six months ended June 30, 2008 were as follows (Unit: In millions):

			Present value discounts
	Principal		Beginning balance		Addition		Deduction		Ending balance
Court receivership	(Won)	—	(Won)	464	(Won)	—	(Won)	464	(Won)	—
Composition		9,884		750		—		126		624
Workout plan		57,113		3,159		3,508		2,800		3,867
Others		28,934		1,408		757		592		1,573

	(Won)	95,931	(Won)	5,781	(Won)	4,265	(Won)	3,982	(Won)	6,064

Changes in the present value discounts relating to the outstanding restructured loans for the year ended December 31, 2007 were as follows (Unit: In millions):

			Present value discounts
	Principal		Beginning balance		Addition		Deduction		Ending balance
Court receivership	(Won)	6,586	(Won)	1,034	(Won)	—	(Won)	570	(Won)	464
Composition		9,885		1,275		558		1,083		750
Workout plan		51,161		6,867		9,117		12,825		3,159
Others		22,312		2,837		28		1,457		1,408

	(Won)	89,944	(Won)	12,013	(Won)	9,703	(Won)	15,935	(Won)	5,781

If the loans are restructured by means of reduction of interest rates, cash flows of fixed rate loans are discounted by effective interest rates originally agreed upon and cash flows of floating rate loans are discounted by interest rates determined by adding a credit risk premium, which is calculated at the restructuring date, assuming that debtors’ credit at the origination date is effective to the restructuring date, to a benchmark interest rate. The difference between the book value and the present value is presented as an allowance for possible loan losses.

7.	ALLOWANCE FOR POSSIBLE LOAN LOSSES:

(1)	The allowance for possible loan losses as of June 30, 2008 was summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Domestic import usance bill	(Won)	27,079	(Won)	1,920	(Won)	1,376	(Won)	3,504	(Won)	2,922	(Won)	36,801
Credit card receivables		156,207		21,649		964		26,399		41,211		246,430
Bills bought (*)		18,934		114		86		188		1,781		21,103
Loans		1,583,994		126,456		121,949		243,179		236,378		2,311,956
Factoring receivables		950		—		—		—		—		950
Advances for customers		10		50		933		1,121		5,195		7,309
Privately placed bonds		47,880		5,985		649		—		1,747		56,261
Loans for debt-equity swap		—		—		—		1,204		—		1,204

	(Won)	1,835,054	(Won)	156,174	(Won)	125,957	(Won)	275,595	(Won)	289,234	(Won)	2,682,014

The allowance for possible loan losses as of December 31, 2007 was summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Domestic import usance bill	(Won)	14,470	(Won)	1,447	(Won)	4,676	(Won)	203	(Won)	629	(Won)	21,425
Credit card receivables		152,904		22,802		147		28,116		42,805		246,774
Bills bought (*)		15,137		229		29		750		1,461		17,606
Loans		1,416,806		128,737		106,704		273,135		215,685		2,141,067
Factoring receivables		1,484		—		—		—		—		1,484
Advances for customers		6		96		9,297		281		5,350		15,030
Privately placed bonds		53,873		214		544		—		1,880		56,511
Loans for debt-equity swap		—		—		—		1,968		—		1,968

	(Won)	1,654,680	(Won)	153,525	(Won)	121,397	(Won)	304,453	(Won)	267,810	(Won)	2,501,865

(*)	Bill bought in won included

(2)	The changes in allowance for possible loan losses for the six months ended June 30, 2008 and the year ended December 31, 2007 were as follows (Unit: In millions):

	2008		2007
Beginning balance (*)	(Won)	2,615,997	(Won)	2,463,079
Provision for possible loan losses		409,104		533,952
Reclassification from other allowances		—		(174)
Collection of previously written-off loans		257,725		530,637
Repurchase of NPLs sold		2,514		763
Sales of loans		(42,688)		(70,198)
Loans written-off		(443,374)		(822,794)
Exemption of loans		(889)		(4,691)
Conversion to equity securities		(4,737)		(11,037)
Changes in exchange rates and others		10,529		(3,540)

Ending balance (*)	(Won)	2,804,181	(Won)	2,615,997

(*)	Allowance for possible loan losses includes present value discounts amounting to (Won)6,064 million and (Won)5,781 million as of June 30, 2008 and December 31, 2007, respectively, and allowances for other assets amounting to (Won)122,167 million and (Won)114,132 million, respectively.

(3)	The allowance for possible losses on other assets as of June 30, 2008 and December 31, 2007 was summarized as follows (Unit: In millions):

	2008		2007
Suspense receivable	(Won)	6,509	(Won)	6,250
Uncollected guarantee deposits for rent		3,043		2,745
Settlement costs for financial accident		95,673		94,221
Derivative instruments		8,051		4,631
Others		8,891		6,285

	(Won)	122,167	(Won)	114,132

(4)	The allowance for possible loan losses compared to total loans, net of present value discount, was summarized as follows (Unit: In millions):

	Loans		Allowance for possible loan losses		Percentage (%)
June 30, 2008	(Won)	193,640,677	(Won)	2,682,014	1.39
December 31, 2007		173,873,000		2,501,865	1.44
December 31, 2006		152,089,711		2,360,867	1.55
December 31, 2005		138,139,657		2,453,275	1.78

8.	TANGIBLE ASSETS:

(1)	Tangible assets as of June 30, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Tangible assets	(Won)	4,001,861	(Won)	3,951,893
Less: accumulated depreciation		(1,742,592)		(1,636,783)
accumulated impairment loss		(16,784)		(16,367)

	(Won)	2,242,485	(Won)	2,298,743

(2)	Tangible assets as of June 30, 2008 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	996,024	(Won)	—	(Won)	7,532	(Won)	988,492
Buildings		1,063,839		216,188		9,252		838,399
Leasehold improvements		308,237		239,543		—		68,694
Equipment and vehicles		1,608,258		1,286,861		—		321,397
Construction in progress		25,503		—		—		25,503

	(Won)	4,001,861	(Won)	1,742,592	(Won)	16,784	(Won)	2,242,485

Tangible assets as of December 31, 2007 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	994,544	(Won)	—	(Won)	6,751	(Won)	987,793
Buildings		1,054,106		204,644		9,616		839,846
Leasehold improvements		289,086		217,947		—		71,139
Equipment and vehicles		1,608,012		1,214,192		—		393,820
Construction in progress		6,145		—		—		6,145

	(Won)	3,951,893	(Won)	1,636,783	(Won)	16,367	(Won)	2,298,743

(3)	The changes in book value of tangible assets for the six months ended June 30, 2008 were as follows (Unit: In millions):

	Beginning		Acquisition		Replacement		Disposal		Depreciation		Impairment		Change in foreign currencies		Ending
Land	(Won)	987,793	(Won)	3,272	(Won)	315	(Won)	2,073	(Won)	—	(Won)	(891)	(Won)	76	(Won)	988,492
Buildings		839,846		5,033		8,052		2,071		12,161		(483)		183		838,399
Leasehold improvements		71,139		—		19,185		1		21,709		—		80		68,694
Equipment and vehicles		393,820		38,426		—		297		110,857		—		305		321,397
Construction in progress		6,145		46,910		(27,552)		—		—		—		—		25,503

	(Won)	2,298,743	(Won)	93,641	(Won)	—	(Won)	4,442	(Won)	144,727	(Won)	(1,374)	(Won)	644	(Won)	2,242,485

The changes in book value of tangible assets for the year ended December 31, 2007 were as follows (Unit: In millions):

	Beginning		Acquisition		Replacement		Disposal		Depreciation		Impairment		Change in foreign currencies		Ending
Land	(Won)	977,155	(Won)	16,548	(Won)	2,617	(Won)	7,399	(Won)	—	(Won)	(1,154)	(Won)	26	(Won)	987,793
Buildings		796,772		12,334		58,056		1,717		22,987		(1,831)		(781)		839,846
Leasehold improvements		55,480		314		60,796		294		45,174		—		17		71,139
Equipment and vehicles		305,666		335,758		—		1,816		245,845		—		57		393,820
Construction in progress		2,659		124,955		(121,469)		—		—		—		—		6,145

	(Won)	2,137,732	(Won)	489,909	(Won)	—	(Won)	11,226	(Won)	314,006	(Won)	(2,985)	(Won)	(681)	(Won)	2,298,743

(4)	The published value of the land was (Won)1,401,527 million and (Won)1,402,681 million as of June 30, 2008 and December 31, 2007, respectively, based on the Laws on Disclosure of Land Price and Valuation of Land

(5)	Tangible assets, which have been insured as of June 30, 2008 and December 31, 2007, were as follows (Unit: In millions):

Type of insurance	Asset insured	2008		2007		Insurance company
Property composite	Buildings	(Won)	998,518	(Won)	895,795	Samsung Fire & Marine Insurance Co., Ltd. and others
	Leasehold improvements		139,175		153,126
	Equipment and vehicles		285,787		368,641

		(Won)	1,423,480	(Won)	1,417,562

9.	OTHER ASSETS:

(1)	Other assets as of June 30, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Guarantee deposits paid	(Won)	1,336,936	(Won)	1,303,888
Accounts receivable (Note 19)		3,865,259		2,064,500
Accrued income		1,200,908		1,260,212
Prepaid expenses		129,819		98,143
Deferred income tax assets (Note 24)		170,482		146,491
Derivatives assets (Note 19)		3,462,134		1,652,756
Domestic exchange settlement debits		712,190		753,523
Intangible assets		309,823		337,307
Sundry assets		273,849		192,501
Less: Allowances for other assets losses		(122,167)		(114,132)

	(Won)	11,339,233	(Won)	7,695,189

(2)	Intangible assets as of June 30, 2008 consisted of (Unit: In millions):

	Acquisition cost		Accumulated amortization		Book value
Goodwill	(Won)	705,108	(Won)	522,302	(Won)	182,806
Others		222,142		95,125		127,017

	(Won)	927,250	(Won)	617,427	(Won)	309,823

Intangible assets as of December 31, 2007 consisted of (Unit: In millions):

	Acquisition cost		Accumulated amortization		Book value
Goodwill	(Won)	705,108	(Won)	483,129	(Won)	221,979
Others		195,193		79,865		115,328

	(Won)	900,301	(Won)	562,994	(Won)	337,307

(3)	The changes in intangible assets for the six months ended June 30, 2008 were as follows (Unit: In millions):

	Beginning		Increase		Decrease		Ending
Goodwill	(Won)	221,979	(Won)	—	(Won)	39,173	(Won)	182,806
Others		115,328		32,998		21,309		127,017

	(Won)	337,307	(Won)	32,998	(Won)	60,482	(Won)	309,823

The changes in intangible assets for the year ended December 31, 2007 were as follows (Unit: In millions):

	Beginning		Increase		Decrease		Ending
Goodwill	(Won)	300,324	(Won)	—	(Won)	78,345	(Won)	221,979
Others		70,988		80,843		36,503		115,328

	(Won)	371,312	(Won)	80,843	(Won)	114,848	(Won)	337,307

(4)	Sundry assets as of June 30, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Receivables on cash sent to other banks	(Won)	—	(Won)	100
Supplies		20,918		21,261
Deposit money to court (*)		17,131		16,089
Unsettled foreign currency		20,311		25,672
Suspense receivable		214,448		128,780
Others		1,041		599

	(Won)	273,849	(Won)	192,501

(*)	Securities are included in deposit money to court of which book value, face value and fair value are (Won)10,803 million, (Won)11,524 million and (Won)11,598 million, respectively.

10.	DEPOSITS:

(1)	Deposits as of June 30, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Demand deposits	(Won)	48,174,413	(Won)	47,950,172
Time deposits		82,009,570		73,290,876
Negotiable certificates of deposits		26,607,572		17,617,643

	(Won)	156,791,555	(Won)	138,858,691

(2)	Details of deposits as of June 30, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Demand deposits in Won:
Checking deposits	(Won)	299,436	(Won)	122,495
Household checking deposits		348,587		373,938
Temporary deposits		15,546,698		3,501,046
Passbook deposits		3,494,706		15,531,698
Public fund deposits		199,823		199,358
National Treasury deposits		14,901		4,437
General savings deposits		17,875,199		17,846,651
Corporate savings deposits		9,385,640		9,500,554
Nonresident’s deposit in Won		115,556		50,569

		47,280,546		47,130,746

Demand deposits in foreign currencies:
Checking deposits		46,419		52,954
Passbook deposits		840,244		761,365
Temporary deposits		3,003		1,514
Other		3,594		3,593

		893,260		819,426

Gold deposits		607		—

	(Won)	48,174,413	(Won)	47,950,172

	2008		2007
Time deposits in Won:
Time deposits	(Won)	70,695,555	(Won)	61,808,649
Installment savings deposits		1,763,093		859,989
Property formation savings		445		472
Workers’ savings for housing		2		2
Time and savings deposits of non-residents in Won		222,055		199,675
Long-term savings deposits for workers		2,906		3,294
Long-term housing savings deposits		3,551,612		3,505,814
Long-term savings for households		1,839		2,245
Workers’ preferential savings deposits		7,606		57,760
Mutual installment deposits		2,343,333		3,038,971
Mutual installment for housing		2,608,351		2,973,114

		81,196,797		72,449,985
Gain on valuation of fair value hedged item (current period portion)		(978)		(1,427)
Loss on valuation of fair value hedged item (prior year portion)		180		1,607

		81,195,999		72,450,165

Time deposits in foreign currencies:
Time deposits		812,851		840,131
Installment savings deposits		608		445
Others		112		135

		813,571		840,711

	(Won)	82,009,570	(Won)	73,290,876

Negotiable certificates of deposits	(Won)	26,607,572	(Won)	17,617,643

(3)	Deposits with financial institutions as of June 30, 2008 and December 31, 2007 were as follows (Unit: In millions):

	Financial institutions	2008		2007
Demand deposits & time deposits	Banks	(Won)	9,377,515	(Won)	3,510,187
	Others		9,744,382		6,637,257

			19,121,897		10,147,444

Negotiable certificates of deposits	Banks		279,872		147,783
	Others		8,270,904		4,930,409

			8,550,776		5,078,192

		(Won)	27,672,673	(Won)	15,225,636

(4)	Term structure of deposits as of June 30, 2008 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Demand deposits	(Won)	48,174,413	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	48,174,413
Time deposits		27,500,393		17,676,779		28,739,203		4,631,470		3,461,725		82,009,570
Negotiable certificate of deposits		11,917,617		7,048,588		7,235,734		405,633		—		26,607,572

	(Won)	87,592,423	(Won)	24,725,367	(Won)	35,974,937	(Won)	5,037,103	(Won)	3,461,725	(Won)	156,791,555

Term structure of deposits as of December 31, 2007 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Demand deposits	(Won)	47,950,172	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	47,950,172
Time deposits		25,060,079		12,130,325		27,564,502		5,015,650		3,520,320		73,290,876
Negotiable certificate of deposits		7,123,647		4,370,178		5,742,012		381,806		—		17,617,643

	(Won)	80,133,898	(Won)	16,500,503	(Won)	33,306,514	(Won)	5,397,456	(Won)	3,520,320	(Won)	138,858,691

11.	BORROWINGS:

(1)	Borrowings as of June 30, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Call money	(Won)	2,999,354	(Won)	814,128
Bills sold		511,114		506,378
Bonds sold under repurchase agreements		5,778,666		5,916,630
Borrowings		10,486,727		8,118,704
Debentures		34,871,021		34,960,688
Less: Discount on debentures		(110,953)		(66,047)

	(Won)	54,535,929	(Won)	50,250,481

(2)	Call money as of June 30, 2008 and December 31, 2007 consisted of (Unit: In millions):

Account	Lender	Annual interest rates (%)	2008		2007
Call money in Won	JP Morgan Chase Bank and others	4.65 ~ 5.03	(Won)	1,140,500	(Won)	179,700
Call money in foreign currencies	Bank of Communications and others	0.52 ~ 5.81		1,858,854		634,428

			(Won)	2,999,354	(Won)	814,128

(3)	Bills sold and bonds sold under repurchase agreements as of June 30, 2008 and December 31, 2007 consisted of the following (Unit: In millions):

Account	Lender	Annual interest rates (%)	2008		2007
Bills sold	Teller’s Sales	4.01~ 6.86	(Won)	511,114	(Won)	506,378
Bonds sold under repurchase agreements	Person, group & corporations	3.14 ~ 6.80		5,778,666		5,916,630

			(Won)	6,289,780	(Won)	6,423,008

(4)	Borrowings as of June 30, 2008 and December 31, 2007 consisted of (Unit: In millions):

Account	Lender	Annual interest rate (%)	2008		2007
Borrowings in Won:
Borrowings from the BOK	BOK	3.25	(Won)	530,054	(Won)	488,139
Borrowings from the Korean government	Ministry of Finance and Economy and others	0.00 ~ 5.00		637,669		623,177
Borrowings from banking institutions	Industrial Bank of Korea	3.82 ~ 4.55		45,001		53,187
Borrowings from National Housing Fund	National Housing Fund	8.00		436		645
Borrowings from non-banking financial institutions	Korea Development Bank	2.00 ~ 4.35		32,843		19,238
Other borrowings	Small Business Corporation and others	1.20 ~ 6.00		1,415,580		1,312,597

				2,661,583		2,496,983

Borrowings in foreign currency:
Due to banks	Wachovia Bank N.A. and others	0.00 ~ 3.34		148,299		106,544
Borrowings from banking institutions	DBS Bank Ltd., Singapore and others	1.07 ~ 6.62		4,124,461		3,631,048
Off-shore borrowings in foreign currencies	Oversea-Chinese Banking Corp	2.75 ~ 5.00		919,757		748,134
Other borrowings from banking institutions	IBRD	4.58		3,036		4,123
Other borrowings in foreign currencies	BVBESGSG and others	—		2,629,591		1,131,872

				7,825,144		5,621,721

			(Won)	10,486,727	(Won)	8,118,704

(5)	Debentures as of June 30, 2008 and December 31, 2007 consisted of (Unit: In millions):

	Annual interest rate (%)	2008		2007
Debentures in Won:
Hybrid debentures	6.79 ~ 7.00	(Won)	903,668	(Won)	903,668
Structured debentures	4.29 ~ 12.00		4,160,243		3,335,635
Subordinated fixed rate debentures in Won	4.19 ~ 15.02		4,838,664		6,335,762
KCC subordinated fixed rate debentures	—		—		205,000
KCC fixed rate debentures	—		—		200,000
Fixed rate debentures	3.45 ~ 7.07		21,606,985		21,572,939
Floating rate debentures	5.78 ~ 5.86		210,000		—

			31,719,560		32,553,004
Gain on valuation of fair value hedged items (current period portion)			(120,243)		(206,807)
Gain on valuation of fair value hedged items (prior year portion)(*)			(249,327)		(51,419)

			31,349,990		32,294,778
Discounts on debentures			(88,520)		(64,147)

			31,261,470		32,230,631

	Annual interest rate (%)	2008		2007
Debentures in foreign currency:
Fixed rates debentures	2.60 ~ 4.83	(Won)	107,395	(Won)	—
Floating rates debentures	0.88 ~ 4.95		3,413,529		2,665,910

			3,520,924		2,665,910

Gain or loss on valuation of fair value hedged items			107		—

			3,521,031		2,665,910
Discounts on debentures			(22,433)		(1,900)

			3,498,598		2,664,010

		(Won)	34,760,068	(Won)	34,894,641

(*)	The Bank recognized (Won)8,899 million of gain on prior redemption of fair value hedged items for the six months ended June 30, 2008.

(6)	Hybrid debentures and subordinated debentures as of June 30, 2008 and December 31, 2007 were as follows (Unit: In millions):

	Issued date	Expiration date	Annual interest rate (%)	2008		2007
Subordinated fixed rate debentures in Won	Jun-98 ~ Nov-02	Jul-03 ~ May-08	—	(Won)	45,385	(Won)	1,733,483
	Nov-98	Nov-09	15.02		34,900		48,900
	Nov-00	Nov-10	9.57 ~ 9.65		162,051		162,051
	Jun-01	Mar-09	7.86		217,529		217,529
	Sep-02	Mar-10 ~ Mar-13	6.51 ~ 6.70		242,637		242,637
	Nov-02	May-10 ~ May-13	6.27 ~ 6.55		158,102		158,102
	Dec-02	Jun-10 ~ Dec-14	6.40 ~ 6.65		170,370		170,370
	Oct-03	Jan-09 ~ Jan-14	5.18 ~ 5.60		449,051		449,051
	Feb-04	Aug-09 ~ Aug-14	5.65 ~ 6.16		700,000		700,000
	Sep-04	Dec-18	5.12		57,784		57,784
	Dec-04	Jun-10	4.19 ~ 4.20		700,000		700,000
	Mar-06	Jan-12	5.67 ~ 5.70		1,900,855		1,900,855

					4,838,664		6,540,762

Hybrid debentures	Jun-03	Jun-33	6.79		105,145		105,145
	Aug-03	Aug-33	7.00		533,355		533,355
	Oct-03	Oct-33	6.80		265,168		265,168

					903,668		903,668

				(Won)	5,742,332	(Won)	7,444,430

(7)	Call money and borrowings with financial institutions as of June 30, 2008 were as follows (Unit: In millions):

	BOK		Other banks		Others		Total
Call money	(Won)	—	(Won)	1,907,344	(Won)	1,092,010	(Won)	2,999,354
Borrowings		530,054		7,244,912		611,124		8,386,090

	(Won)	530,054	(Won)	9,152,256	(Won)	1,703,134	(Won)	11,385,444

Call money and borrowings with financial institutions as of December 31, 2007 were as follows (Unit: In millions):

	BOK		Other banks		Others		Total
Call money	(Won)	—	(Won)	475,588	(Won)	338,540	(Won)	814,128
Borrowings		488,139		5,584,307		81,693		6,154,139

	(Won)	488,139	(Won)	6,059,895	(Won)	420,233	(Won)	6,968,267

(8)	Term structure of borrowings as of June 30, 2008 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Call money	(Won)	2,999,354	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	2,999,354
Bills sold		60,924		300,145		150,045		—		—		511,114
Bonds sold under repurchase agreements		3,225,790		872,841		1,679,965		70		—		5,778,666
Borrowings		4,449,997		2,085,339		1,290,669		1,386,755		1,273,967		10,486,727
Debentures		1,057,450		1,202,675		6,611,558		16,176,284		9,823,054		34,871,021

	(Won)	11,793,515	(Won)	4,461,000	(Won)	9,732,237	(Won)	17,563,109	(Won)	11,097,021	(Won)	54,646,882

Term structure of borrowings as of December 31, 2007 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Call money	(Won)	814,128	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	814,128
Bills sold		134,057		12,173		360,148		—		—		506,378
Bonds sold under repurchase agreements		3,660,301		939,852		1,316,477		—		—		5,916,630
Borrowings		2,968,084		1,422,871		1,280,496		1,250,200		1,197,053		8,118,704
Debentures		5,202,808		4,481,367		2,137,409		14,640,752		8,498,352		34,960,688

	(Won)	12,779,378	(Won)	6,856,263	(Won)	5,094,530	(Won)	15,890,952	(Won)	9,695,405	(Won)	50,316,528

12.	OTHER LIABILITIES:

Other liabilities as of June 30, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Accounts payable (Note 19)	(Won)	4,170,414	(Won)	2,630,128
Accrued expenses (Notes 18 and 27)		4,958,471		4,413,729
Unearned revenues		121,967		114,416
Withholding taxes		64,376		179,281
Guarantees deposits received		114,624		111,723
Accounts for agency business		220,042		281,084
Domestic exchange settlement credits		205,911		494,487
Foreign currency bills payable		75,987		54,797
Agency		474,495		363,757
Derivatives liabilities (Note 19)		4,001,040		1,824,727
Due to trust accounts (Note 27)		1,215,060		1,427,154
Accrued severance benefits (Note 13)		772,672		703,261
Less: Severance insurance deposits		(474,899)		(471,882)
Allowance for possible losses on acceptances and guarantees (Note 14)		53,952		36,512
Other allowances (Note 15)		733,520		745,768
Sundry liabilities (Note 16)		549,958		810,163

	(Won)	17,257,590	(Won)	13,719,105

13.	ACCRUED SEVERANCE BENEFITS:

The changes in accrued severance benefits for the six months ended June 30, 2008 were as follows (Unit: In millions):

	Beginning		Provision		Payment		Other changes (*)		Ending
Accrued severance benefits	(Won)	703,261	(Won)	89,389	(Won)	20,004	(Won)	26	(Won)	772,672
Severance insurance deposits		(471,882)		(11,518)		(8,501)		—		(474,899)

	(Won)	231,379	(Won)	77,871	(Won)	11,503	(Won)	26	(Won)	297,773

The changes in accrued severance benefits for the year ended December 31, 2007 were as follows (Unit: In millions):

	Beginning		Provision		Payment		Other changes (*)		Ending
Accrued severance benefits	(Won)	536,347	(Won)	191,064	(Won)	24,160	(Won)	10	(Won)	703,261
Severance insurance deposits		(334,979)		(141,386)		(4,483)		—		(471,882)

	(Won)	201,368	(Won)	49,678	(Won)	19,677	(Won)	10	(Won)	231,379

(*)	Loss (gain) on foreign currency translation of accrued severance benefits of the Tokyo branch office.

As of June 30, 2008, part of severance benefits was contributed to pension funds of Kyobo Life Insurance Co., Ltd. and others in which the beneficiary is a respective employee.

14.	ACCEPTANCES AND GUARANTEES AND ALLOWANCES FOR POSSIBLE LOSSES:

(1)	Acceptances and guarantees as of June 30, 2008 and December 31, 2007 were as follows (Unit: In millions):

Types	2008		2007
Confirmed acceptances and guarantees in Won:
Payment guarantee for issuance of debentures	(Won)	1,229	(Won)	1,331
Payment guarantee for loans		100,568		61,274
Others		2,157,858		2,140,172

		2,259,655		2,202,777

Confirmed acceptances and guarantees in foreign currencies:
Acceptances on letters of credit		148,961		131,766
Acceptances for letters of guarantee for importers		87,328		63,431
Guarantees for performance of contracts		369,585		151,701
Guarantees for bids		11,211		3,186
Guarantees for borrowings		121,097		46,928
Guarantees for repayment of advances		2,732,199		1,889,250
Others		1,448,021		808,871

		4,918,402		3,095,133

		7,178,057		5,297,910

Unconfirmed acceptances and guarantees:
Letters of credit		3,979,456		2,651,655
Others		2,291,149		1,292,869

		6,270,605		3,944,524

Bills endorsed		—		63

	(Won)	13,448,662	(Won)	9,242,497

(2)	Acceptances and guarantees, by customer, as of June 30, 2008 were as follows (Unit: In millions):

By customer	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Large corporations	(Won)	4,916,402	(Won)	3,573,930	(Won)	—	(Won)	8,490,332	63.13
Small and medium corporations		2,186,466		2,649,568		—		4,836,034	35.96
Public sector and others		75,189		47,107		—		122,296	0.91

	(Won)	7,178,057	(Won)	6,270,605	(Won)	—	(Won)	13,448,662	100.00

Acceptances and guarantees, by customer, as of December 31, 2007 were as follows (Unit: In millions):

By customer	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Large corporations	(Won)	3,851,519	(Won)	2,420,568	(Won)	—	(Won)	6,272,087	67.86
Small and medium corporations		1,367,541		1,489,214		63		2,856,818	30.91
Public sector and others		78,850		34,742		—		113,592	1.23

	(Won)	5,297,910	(Won)	3,944,524	(Won)	63	(Won)	9,242,497	100.00

(3)	Acceptances and guarantees, by industry, as of June 30, 2008 were as follows (Unit: In millions):

By industry	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Public sector	(Won)	79,216	(Won)	154,791	(Won)	—	(Won)	234,007	1.74
Finance		1,014,088		9,292		—		1,023,380	7.61
Service		747,543		106,426		—		853,969	6.35
Manufacturing		3,890,178		4,933,090		—		8,823,268	65.61
Others		1,447,032		1,067,006		—		2,514,038	18.69

	(Won)	7,178,057	(Won)	6,270,605	(Won)	—	(Won)	13,448,662	100.00

Acceptances and guarantees, by industry, as of December 31, 2007 were as follows (Unit: In millions):

By industry	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Public sector	(Won)	306	(Won)	155,808	(Won)	—	(Won)	156,114	1.69
Finance		692,748		9,729		—		702,477	7.60
Service		655,662		41,679		—		697,341	7.54
Manufacturing		2,913,605		3,057,802		—		5,971,407	64.61
Others		1,035,589		679,506		63		1,715,158	18.56

	(Won)	5,297,910	(Won)	3,944,524	(Won)	63	(Won)	9,242,497	100.00

(4)	Acceptances and guarantees, by country, as of June 30, 2008 were as follows (Unit: In millions):

By country	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Korea	(Won)	6,411,158	(Won)	6,270,605	(Won)	—	(Won)	12,681,763	94.30
Others		766,899		—		—		766,899	5.70

	(Won)	7,178,057	(Won)	6,270,605	(Won)	—	(Won)	13,448,662	100.00

Acceptances and guarantees, by country, as of December 31, 2007 were as follows (Unit: In millions):

By country	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Korea	(Won)	4,805,158	(Won)	3,944,524	(Won)	63	(Won)	8,749,745	94.67
Others		492,752		—		—		492,752	5.33

	(Won)	5,297,910	(Won)	3,944,524	(Won)	63	(Won)	9,242,497	100.00

(5)	Allowance for possible losses on acceptances and guarantees and others as of June 30, 2008 was as follows (Unit: In millions):

	Confirmed acceptances and guarantees				Unconfirmed acceptances and guarantees		Bills endorsed		Total
	Won		Foreign currencies
Normal	(Won)	2,257,600	(Won)	4,916,375	(Won)	6,258,836	(Won)	—	(Won)	13,432,811
Precautionary		1,397		683		7,211		—		9,291
Substandard		245		1,306		2,583		—		4,134
Doubtful		280		—		1,735		—		2,015
Estimated loss		133		38		240		—		411

	(Won)	2,259,655	(Won)	4,918,402	(Won)	6,270,605	(Won)	—	(Won)	13,448,662
Allowance for possible losses	(Won)	14,782	(Won)	22,475	(Won)	16,695	(Won)	—	(Won)	53,952

Ratio (%)		0.65		0.46		0.27		—		0.40

Allowance for possible losses on acceptances and guarantees and others as of December 31, 2007 were as follows (Unit: In millions):

	Confirmed acceptances and guarantees				Unconfirmed acceptances and guarantees		Bills endorsed		Total
	Won		Foreign currencies
Normal	(Won)	2,199,575	(Won)	3,094,283	(Won)	3,935,515	(Won)	63	(Won)	9,229,436
Precautionary		2,589		820		6,536		—		9,945
Substandard		198		2		2,187		—		2,387
Doubtful		415		—		103		—		518
Estimated loss		—		28		183		—		211

		2,202,777		3,095,133		3,944,524		63		9,242,497
Allowance for possible losses		13,525		12,862		10,124		1		36,512

Ratio (%)		0.61		0.42		0.26		0.90		0.40

(6)	The percentage of allowance for possible losses on acceptances and guarantees and others as of June 30, 2008, and December 31, 2007, 2006 and 2005 was as follows (Unit: In millions):

	Guarantees and acceptances and others		Allowance		Percentage (%)
June 30, 2008	(Won)	13,448,662	(Won)	53,952	0.40
December 31, 2007		9,242,497		36,512	0.40
December 31, 2006		5,013,281		18,772	0.37
December 31, 2005		3,772,662		10,141	0.27

15.	OTHER ALLOWANCES:

Other allowances as of June 30, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Mileage rewards	(Won)	117,261	(Won)	100,828
Credit commitments to SPC (Note 19)		2,276		2,466
Dormant accounts		1,000		42,662
Unused credit limit		559,120		539,051
Others		53,863		60,761

	(Won)	733,520	(Won)	745,768

The unused credit limit for other allowances amounts to (Won)80,806,720 million and (Won)78,183,377 million as of June 30, 2008 and December 31, 2007, respectively.

16.	SUNDRY LIABILITIES:

Sundry liabilities as of June 30, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Suspense payable	(Won)	95,752	(Won)	48,916
Borrowings for others’ business		37,356		42,644
Prepaid card and debit card liabilities		24,727		22,402
Subscription deposits		34,478		52,857
Income tax payable (Note 24)		356,227		642,311
Others		1,418		1,033

	(Won)	549,958	(Won)	810,163

17.	SHAREHOLDERS’ EQUITY:

(1)	Capital stock

As of June 30, 2008 and December 31, 2007, the Bank has 1 billion common shares authorized with a par value per share of (Won)5,000 and 336,379,116 shares ((Won)1,681,896 million) issued. The Bank’s major shareholders were National Pension Service (14,951,343 shares, 4.44 percent) and ING Bank N.V., Amsterdam (13,710,501 shares, 4.08 percent) as of June 30, 2008.

As a result of the legal consolidation with H&CB, the registered shareholders of both the Bank and H&CB, as of October 31, 2001, received 179,775,233 shares and 119,922,229 shares, respectively. The new shares were distributed based on an exchange ratio of one new Bank share each for 1.688346 old Bank shares and one new Bank share for one H&CB share. The new shares were listed on the Korea Stock Exchange on November 9, 2001. Furthermore, as a result of the merger with Kookmin Credit Co., Ltd., the Bank issued 8,120,431 shares.

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4 percent of total outstanding voting shares, that entity’s voting rights are limited to 4 percent shareholding.

(2)	Capital surplus

The capital surplus as of June 30, 2008 and December 31, 2007 was as follows (Unit: In millions):

	2008		2007
Paid-in-capital in excess of par value	(Won)	5,655,840	(Won)	5,655,840
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Other		42,552		38,525

	(Won)	6,273,290	(Won)	6,269,263

The gain on business combination was due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.

(3)	Retained earnings

1)	The detailed summary of the appropriation of retained earnings as a result of the resolution at the general shareholders’ meeting on March 20, 2008 was as follows (Unit: In millions):

	Amount
Retained earnings before appropriations:
Retained earnings carried forward from prior year	(Won)	95
Effect on valuation of securities using the equity method		(20,400)
Net income		2,773,843

		2,753,538

Appropriations:
Legal reserve		277,400
Voluntary reserve		1,651,500
Dividend		824,129
Other reserve		476

		2,753,505

Unappropriated retained earnings to be carried forward to subsequent year	(Won)	33

2)	Legal reserve

The Korean Banking Law Act 40 requires banks to appropriate at least 10 percent of net income to legal reserve until such reserve equals 100 percent of its paid-in capital. This reserve is not available for cash dividends and can only be transferred to capital or can be used to reduce deficit. The Tokyo branch appropriates 10 percent of net income after income tax to legal reserve in accordance with the Japanese Banking Law.

3)	Voluntary reserve

In 2002, the Finance Supervisory Service recommended banks to appropriate at least 10 percent of net income after deducting loss carried forward to reserve for financial structure improvement until simple capital ratio equals 5.5 percent. This reserve can only be used to reduce deficit or be transferred to capital.

(4)	Accumulated other comprehensive income

The changes in accumulated other comprehensive income for the six months ended June 30, 2008 and for the year ended December 31, 2007 were as follows (Unit: In millions):

	2008
	Beginning balance		Changes		Disposal or realization		Ending balance
Gain on valuation of available-for-sale securities	(Won)	365,330	(Won)	(70,485)	(Won)	17,558	(Won)	312,403
Gain on valuation of held-to-maturity securities		42		—		(7)		35
Loss on valuation of securities using the equity method		(19,926)		(18,015)		(2,751)		(40,692)

	(Won)	345,446	(Won)	(88,500)	(Won)	14,800	(Won)	271,746

	2007
	Beginning balance		Changes		Disposal or realization		Ending balance
Gain on valuation of available-for-sale securities	(Won)	883,556	(Won)	40,459	(Won)	(558,685)	(Won)	365,330
Gain on valuation of held-to-maturity securities		98		—		(56)		42
Gain (loss) on valuation of securities using the equity method		4,922		(23,384)		(1,464)		(19,926)

	(Won)	888,576	(Won)	17,075	(Won)	(560,205)	(Won)	345,446

18.	SHARE-BASED PAYMENT:

(1)	The Bank granted stock options to employees and executives including the president several times. When the stock options are exercised, the Bank has the option to settle either through issuance of new shares or treasury stock, or through payment of cash equivalent to the difference between the market price and the exercise price. In accordance with the resolution of the board of directors on August 23, 2005, the Bank has changed the settlement method from issuance of treasury stock to payment of cash equivalent to the difference between the market price and the exercise price only after the remaining treasury stock is issued. Accordingly, the compensation cost of stock options granted before and after the effective date of SKAS No. 22 (Share-based Payment) was measured using the intrinsic value method in accordance with the Interpretations on Financial Accounting Standards 39-35 “Accounting for Stock Options,” and the fair value method, respectively. The details of the stock options as of June 30, 2008 were as follows:

	Grant date	Exercise period (years)	Granted shares	Grant conditions
Stock Option:
Series 2	01.03.15	8	214,975	Offer service: 1 year
Series 7	01.11.16	8	850,000	Offer service: 3 years
Series 8-1 (*2)	02.03.22	8	132,000	Offer service: 1 year, 3 years
Series 8-2 (*3)	02.03.22	8	490,000	Offer service: 1 year, 3 years
Series 9 (*3)	02.07.26	8	30,000	Offer service: 3 years
Series 10-1 (*2)	03.03.21	8	140,000	Offer service: 3 years
Series 10-2 (*3)	03.03.21	8	180,000	Offer service: 3 years
Series 11 (*3)	03.08.27	8	30,000	Offer service: 3 years
Series 12 (*3)	04.02.09	8	85,000	Offer service: 1 year
Series 13-1 (*2)	04.03.23	8	20,000	Offer service: 1 year
Series 14 (*2,*3)	04.11.01	8	700,000	Offer service: 3 years Targets to achieve (*5)
Series 15-1 (*2)	05.03.18	8	165,000	Offer service: 3 years

	Grant date	Exercise period (years)	Granted shares	Grant conditions
Series 15-2 (*3)	05.03.18	8	765,000	Offer service: 3 years
Series 16 (*3)	05.04.27	8	15,000	Offer service: 3 years
Series 17 (*3)	05.07.22	8	30,000	Offer service: 3 years
Series 18 (*3)	05.08.23	8	15,000	Offer service: 3 years
Series 19 (*1)	06.03.24	8	940,000	Offer service: 1 year, 2 years, 3 years
Series 20 (*1)	06.04.28	8	30,000	Offer service: 3 years
Series 21 (*1)	06.10.27	8	20,000	Offer service: 2 years
Series 22 (*1)	07.02.08	8	885,000	Offer service: 1 year, 3 years
Series 23 (*1)	07.03.23	8	30,000	Offer service: 3 years
Series Kookmin Credit Card -1 (*4)	01.03.22	10	22,146	Offer service: 1 year
Series Kookmin Credit Card -2 (*2,*4)	02.03.29	9	9,990	Offer service: 2 years

			5,799,111

Stock Grant (*9):
Series 1	07.11.01	—	66,540	Offer service: 3 years Targets to achieve (*6) (*8)
Series 2 ~ 6	08.01.01 ~ 08.03.19	—	136,091	Offer service: 2 years Targets to achieve (*7)
Series 7	08.03.20	—	41,436	Offer service: 1 year, 3 years Targets to achieve (*6) (*8)
Series 8	08.03.25	—	10,530	Offer service: 2 years, 3 years Targets to achieve (*7) (*8)
Series 9	08.06.23	—	3,840	Offer service: 2 years Targets to achieve (*7)

			258,437

			6,057,548

(*1)	The exercise price is adjusted by the rate of increase in the market value of the major competitors’ stock as of balance sheet dates.
(*2)	The exercise price is adjusted by the rate of increase in the average stock price index of the banking industry as of balance sheet dates.
(*3)	As the actual number of exercisable granted shares is determined in accordance with the management performance for the contract period of service, the number of granted shares used for the calculation of compensation cost is computed based on the assumption that the performance result falls into the highest level in the bracket.
(*4)	The Bank took over the stock options granted by Kookmin Credit Card Co., Ltd. of which the exercise price and number of shares were adjusted in proportion to the merger ratio.
(*5)	300,000 shares are vested when targeted ROE is accomplished; 200,000 shares vested when targeted BIS ratio is achieved; 200,000 shares vested when targeted return on shareholders’ equity is met.
(*6)	25 percent of granted shares are vested when targeted assets growth rate is accomplished; 25 percent of granted shares vested when targeted ROA is achieved, 50 percent of granted shares vested when targeted Relative TSR is met.
(*7)	30 percent of granted shares are vested when targeted KPI is accomplished; 30 percent of granted shares vested when targeted financial result of the Bank is achieved; 40 percent of granted shares vested when targeted Relative TSR is met.
(*8)	For several stock grants, granted shares are vested without non-market performance conditions.

(*9)	Under the stock grant, the number of vested shares among the maximum of exercisable granted shares predetermined on grant date is determined based on the achievement of the targeted performance results. As of June 30, 2008, 254,454 shares are expected to be vested after the contract service period.

(2)	The changes in granted shares and the weighted average exercise price of the stock options except for stock grant for the six months ended June 30, 2008 were as follows (Unit: In Won and shares):

	Granted shares					Exercise price		Remaining period to maturity (year)
	Beginning	Granted	Exercised	Expired	Ending
Series 2	69,723	—	962	—	68,761	(Won)	28,027	0.71
Series 7	75,000	—	—	—	75,000		51,200	1.38
Series 8-1	28,263	—	—	—	28,263		57,100	1.73
Series 8-2	196,831	—	—	—	196,831		57,100	1.73
Series 9	23,899	—	—	—	23,899		58,800	2.07
Series 10-1	40,063	—	—	—	40,063		47,360	2.72
Series 10-2	70,993	—	3,000	—	67,993		35,500	2.72
Series 11	5,091	—	—	—	5,091		40,500	3.16
Series 12	54,250	—	—	—	54,250		46,100	3.61
Series 13-1	20,000	—	—	—	20,000		48,650	3.73
Series 14	610,000	—	—	—	610,000		50,600	4.34
Series 15-1	125,362	—	—	—	125,362		54,656	4.72
Series 15-2	518,194	—	—	8,187	510,007		46,800	4.72
Series 16	8,827	—	—	—	8,827		45,700	4.83
Series 17	30,000	—	—	—	30,000		49,200	5.06
Series 18	7,212	—	—	—	7,212		53,000	5.15
Series 19	930,000	—	—	112,356	817,644		79,096	5.73
Series 20	30,000	—	—	—	30,000		82,500	5.83
Series 21	20,000	—	—	—	20,000		77,000	6.33
Series 22	885,000	—	—	1,974	883,026		77,100	6.61
Series 23	30,000	—	—	—	30,000		84,500	6.73
Series Kookmin Credit Card -1	22,146	—	—	—	22,146		71,538	2.73
Series Kookmin Credit Card -2	9,990	—	—	—	9,990		129,100	2.75

	3,810,844	—	3,962	122,517	3,684,365	(Won)	63,523	4.93

The weighted average stock price of the stock option exercised for the six months ended June 30, 2008 is (Won)63,299.

The changes in granted shares and the weighted average exercise price of the stock options for the year ended December 31, 2007 were as follows (Unit: In Won and shares):

	Granted shares					Exercise price		Remaining period to maturity (year)
	Beginning	Granted	Exercised	Expired	Ending
Series 2	88,107	—	18,384	—	69,723	(Won)	28,027	1.21
Series 6	8,633	—	8,633	—	—		25,100	—
Series 7	150,000	—	75,000	—	75,000		51,200	1.88
Series 8-1	28,863	—	600	—	28,263		57,100	2.22
Series 8-2	263,565	—	66,734	—	196,831		57,100	2.22
Series 9	23,899	—	—	—	23,899		58,800	2.57
Series 10-1	43,414	—	3,351	—	40,063		47,360	3.22
Series 10-2	70,993	—	—	—	70,993		35,500	3.22
Series 11	5,091	—	—	—	5,091		40,500	3.66
Series 12	75,539	—	21,289	—	54,250		46,100	4.11
Series 13-1	20,000	—	—	—	20,000		48,650	4.23
Series 13-2	10,000	—	10,000	—	—		47,200	—
Series 14	700,000	—	—	90,000	610,000		50,600	4.84
Series 15-1	135,259	—	—	9,897	125,362		59,969	5.22
Series 15-2	580,069	—	—	61,875	518,194		46,800	5.22
Series 16	15,000	—	—	6,173	8,827		45,700	5.33
Series 17	30,000	—	—	—	30,000		49,200	5.56
Series 18	15,000	—	—	7,788	7,212		53,000	5.65
Series 19	940,000	—	—	10,000	930,000		81,718	6.23
Series 20	30,000	—	—	—	30,000		85,500	6.33
Series 21	20,000	—	—	—	20,000		79,700	6.83
Series 22	—	885,000	—	—	885,000		77,100	7.11
Series 23	—	30,000	—	—	30,000		84,500	7.23
Series Kookmin Credit Card -1	22,146	—	—	—	22,146		71,538	3.22
Series Kookmin Credit Card -2	9,990	—	—	—	9,990		129,100	3.24

	3,285,568	915,000	203,991	185,733	3,810,844	(Won)	64,775	5.45

The weighted average stock price of the stock option exercised for the year ended December 31, 2007 is (Won)82,353.

(3)	Series 22 and Series 23 are measured at fair value based on the Black-Scholes Model, and the factors used in determining the fair value were as follows (Unit: In Won):

Series	Stock price		Exercise price		Expected stock price volatility (%)	Maturity (years)	Expected dividend		Risk free rate (%)	Fair value
Series 22-1 (Director)	(Won)	63,000	(Won)	77,100	24.95	3.50	(Won)	6,087	4.30	(Won)	7,252
Series 22-2 (Employee)		63,000		77,100	25.43	4.36		7,447	4.32		8,756
Series 23		63,000		84,500	24.77	3.62		6,276	4.30		5,734

The expected weighted average exercise period was separately estimated for directors and employees in order to reflect the possibility of an early exercise. The historical stock price volatility during the respective expected exercise period was applied to the calculation of the expected stock price volatility and estimated based on the cross volatility of the stock price between the Bank and its competitors in order to adjust the exercise price in proportion to the change of the market value of the competitors.

(4)	The stock grant fair value was estimated based on the compensation cost (an arithmetical average of each weighted average closed price calculated based on the transaction volume of the one week, one month and two months as of the balance sheet date), and the fair value per share as of June 30, 2008 was (Won)63,000.

(5)	As of June 30, 2008 and December 31, 2007, the accrued expenses under the share-based payment amounted to (Won)31,352 million and (Won)38,482 million, respectively, and the intrinsic value of the vested share option amounted to (Won)25,572 million and (Won)22,900 million, respectively. The compensation cost amounting to (Won)7,013 million was reversed for the six months ended June 30, 2008, and the compensation cost amounting to (Won)27,409 million was recorded as selling and administration expense for the six months ended June 30, 2007.

19.	CONTINGENCIES AND COMMITMENTS:

(1)	The Bank holds written-off loans, of which the claim for borrowers and guarantors have not been terminated , amounting to (Won)11,498,701 million and (Won)11,542,448 million as of June 30, 2008 and December 31, 2007, respectively.

(2)	As of June 30, 2008 and December 31, 2007, the Bank recorded receivables amounting to (Won)3,430,056 million and (Won)1,828,928 million, respectively, and payables amounting to (Won)3,428,324 million and (Won)1,828,435 million, respectively, for unsettled foreign currency spot transactions, respectively.

(3)	As of June 30, 2008 and December 31, 2007, the Bank has entered into commitments to provide credit line of (Won)568,882 million and (Won)480,882 million, respectively, and to purchase commercial papers amounting to (Won)1,610,200 million and (Won)1,235,400 million, respectively, with several special purpose companies. As of June 30, 2008 and December 31, 2007, under these commitments, the Bank extended loans of (Won)2,255 million and (Won)5,617 million, respectively, to the companies and recognized (Won)2,276 million and (Won)2,466 million, respectively, of expected loss as other allowance. The Bank has purchased commercial papers of (Won)136,700 million as of December 31, 2007, and the Bank had no balance of commitment to purchase commercial papers as of June 30, 2008.

(4)	The Bank has filed 88 lawsuits (excluding trial lawsuits for the collection or management of loans) involving aggregate claims of (Won)370,650 million and faces 208 lawsuits (excluding trial lawsuits for the collection or management of loans) involving aggregate damages of (Won)1,126,507 million, which arose in the normal course of the business and are still pending as of June 30, 2008.

The Korea Lottery Service Inc. (“KLS”) filed lawsuits against the Bank in relation to the commitment fees (2 cases with aggregate claims of (Won)465,434 million). However, the government (lottery fund) will be substantially liable for the damages if the court rules in favor of the plaintiff. Thus, it is expected that the lawsuits would not affect the Bank’s financial position. In relation to one case with claims of (Won)19,557 million, the high court ordered the Bank to pay the commitment fee of (Won)4,495 million and related past due interest to KLS, and the litigation is pending at the Supreme Court as of June 30, 2008. On July 25, 2008, the other case with claims of (Won)445,877 million at the first trial was decided that the Bank pay the commitment fee of (Won)122,740 million and related past due interest to KLS. The Bank is considering appealing the above decision to the high court.

The government also filed a civil lawsuit against KLS, the accounting firm, the Bank and their responsible persons with aggregate claims amounting to (Won)320,800 million for the overpayment of lottery service commission fees to KLS. This litigation is pending at the first trial as of June 30, 2008. In 2007, at the first trial of the criminal lawsuit, filed by the Korea Prosecutory Authorities against the Bank’s employee, the court convicted the Bank’s employee for malpractice, and this litigation is pending at the Superior Court as of June 30, 2008. However, it is uncertain that the Bank will be ultimately liable for the aforementioned aggregate claims in the civil lawsuit, and a reliable estimate can not be made of the amount of the potential liabilities as of June 30, 2008.

In 2008, the government has filed a civil lawsuit against the Bank for the return of (Won)116,646 million of commission fee, claiming that the commission fee related to the management of the National Housing Fund was unduly overpaid. The litigation is pending at the first trial and the ultimate result of the litigation is not certain as of June 30, 2008.

(5)	The Bank entered into the business cooperation agreements with Citibank and Nonghyup regarding the credit card business. Accordingly, the Bank shares the related revenue from such business operation.

(6)	The Bank and its subsidiaries, KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Credit Information Co., Ltd., KB Data System Co., Ltd., KB Asset Management Co., Ltd., KB Futures Co., Ltd. and KB Investment & Securities Co., Ltd., will establish tentatively named KB Finance Holdings Inc. (the “Holding company”) through comprehensive stock transfer and received preliminary approval from the Financial Services Commission (the “FSC”) on June 27, 2008. In accordance with the preliminary approval, the 8 subsidiaries including the Bank will hold shareholders’ meetings to approve the stock transfer in August 2008. The Holding company will be established on September 29, 2008 subsequently after receiving the approval of shareholders and the FSC. In the event that the number of shares of common stock for which appraisal rights are exercised exceeds 15 percent of total issued common stock or that the FSC dose not approve the establishment of the Holding company, the stock transfer may not be completed as scheduled or will be discontinued.

(7)	On March 14, 2008, the Bank entered into stock purchase agreement in order to acquire the shares of Joint Stock Company, Bank CenterCredit (Kazakhstan) (the “BCC”) in the Kazakhstan Stock Exchange. With the approval of the authorities concerned of the Republic of Korea, the Bank will acquire 23 percent of outstanding shares (29,972,840 shares) from selling shareholders in the third quarter of 2008. Within 3 months from the first acquisition, the Bank will acquire newly issued BCC shares (14,163,835 shares); therefore, the Bank will hold 29.99 percent (44,136,675 shares) of the total issued shares. In addition, the Bank is planning to purchase additional shares over 50.1 percent in 30 months after the above first acquisition and made compensation agreement with the selling shareholders in relation to this additional acquisition.

(8)	The face value of the consumer investment securities amounts to (Won)215,781 million and (Won)316,429 million as of June 30, 2008 and December 31, 2007, respectively.

(9)	The Bank was assessed on income tax and others of (Won)438,975 million as a consequence of the regular tax audit performed by the Seoul Regional Tax Office and paid it in 2007. The Bank has filed an appeal against the above assessment through proper legal procedures.

(10)	Derivatives

The notional amounts outstanding for derivative contracts as of June 30, 2008 and December 31, 2007 were as follows (Unit: In millions):

Type	2008 (*1)						2007 (*1)
	Trading		Hedge		Total		Trading		Hedge		Total
Interest rate:
Interest rate futures	(Won)	4,221,746	(Won)	—	(Won)	4,221,746	(Won)	3,505,978	(Won)	—	(Won)	3,505,978
Interest rate swaps		68,600,005		5,315,681		73,915,686		54,359,227		4,805,938		59,165,165
Interest rate options purchased		2,090,000		—		2,090,000		160,000		—		160,000
Interest rate options sold		2,645,070		—		2,645,070		100,000		—		100,000

		77,556,821		5,315,681		82,872,502		58,125,205		4,805,938		62,931,143

Currency:
Currency forwards		65,384,224		—		65,384,224		87,443,884		—		87,443,884
Currency futures		1,538,359		—		1,538,359		4,230,709		—		4,230,709
Currency swaps		17,378,623		—		17,378,623		13,132,398		—		13,132,398
Currency options purchased (*2)		6,737,760		—		6,737,760		4,911,467		—		4,911,467
Currency options sold (*2)		7,501,230		—		7,501,230		5,828,752		—		5,828,752

		98,540,196		—		98,540,196		115,547,210		—		115,547,210

Stock:
Stock index futures		37,113		—		37,113		49,237		—		49,237
Stock options purchased		548,042		—		548,042		503,022		—		503,022
Stock options sold		875,993		—		875,993		744,651		—		744,651
Stock swaps		340,772		—		340,772		100,000		—		100,000

		1,801,920		—		1,801,920		1,396,910		—		1,396,910

Other:
Merchandise options purchased		61,110		—		61,110		22,961		—		22,961
Merchandise options sold		60,766		—		60,766		22,961		—		22,961
Merchandise forwards		276,871		—		276,871		109,626		—		109,626
Merchandise swaps		1,625		—		1,625		468		—		468
Other derivatives		60,000		190,000		250,000		200,000		—		200,000

		460,372		190,000		650,372		356,016		—		356,016

	(Won)	178,359,309	(Won)	5,505,681	(Won)	183,864,990	(Won)	175,425,341	(Won)	4,805,938	(Won)	180,231,279

(*1)	For transaction between Won and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate based on the contract amount in foreign currencies. For transaction between foreign currencies and foreign currencies, unsettled amount is presented using the basic foreign exchange rate based on foreign currencies purchased at balance sheet dates.
(*2)	For currency option transaction, unsettled amount of transaction is classified into currency options purchased or currency options sold pursuant to the accounting guidelines’ appendix 5 of the Financial Supervisory Commission in Republic of Korea.

The details of derivatives as of June 30, 2008 and the valuation of derivatives for the six months then ended were as follows (Unit: In millions):

Type	Gain on valuation (P/L)						Loss on valuation (P/L)						Gain (loss) on valuation (B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liabilities
Interest rate:
Interest rate swaps	(Won)	238,245	(Won)	14,108	(Won)	252,353	(Won)	350,642	(Won)	118,817	(Won)	469,459	(Won)	449,284	(Won)	851,629
Interest rate options purchased		8,679		—		8,679		2,052		—		2,052		22,696		—
Interest rate options sold		1,106		—		1,106		7,253		—		7,253		—		20,437

		248,030		14,108		262,138		359,947		118,817		478,764		471,980		872,066

Currency:
Currency forwards		1,767,718		—		1,767,718		1,320,284		—		1,320,284		1,876,870		1,391,448
Currency swaps		425,953		—		425,953		1,042,325		—		1,042,325		456,793		969,388
Currency options purchased		345,843		—		345,843		8,255		—		8,255		393,050		—
Currency options sold		23,946		—		23,946		157,015		—		157,015		—		220,563

		2,563,460		—		2,563,460		2,527,879		—		2,527,879		2,726,713		2,581,399

Stock:
Stock options purchased		87,206		—		87,206		24,188		—		24,188		240,732		—
Stock options sold		60,779		—		60,779		10,831		—		10,831		—		488,896
Stock swaps		7,034		—		7,034		21,156		—		21,156		5,217		24,111

		155,019		—		155,019		56,175		—		56,175		245,949		513,007

Other:
Merchandise options purchased		159		—		159		953		—		953		1,841		—
Merchandise options sold		1,289		—		1,289		156		—		156		—		1,833
Merchandise forwards		6,386		—		6,386		5,576		—		5,576		6,386		5,577
Merchandise swaps		450		—		450		415		—		415		450		415
Other derivatives		9,932		—		9,932		9,954		26,089		36,043		8,815		26,743

		18,216		—		18,216		17,054		26,089		43,143		17,492		34,568

	(Won)	2,984,725	(Won)	14,108	(Won)	2,998,833	(Won)	2,961,055	(Won)	144,906	(Won)	3,105,961	(Won)	3,462,134	(Won)	4,001,040

The details of financial derivatives as of December 31, 2007 and the valuation of financial derivatives for the six months ended June 30, 2007 were as follows (Unit: In millions):

Type	Gain on valuation (P/L)						Loss on valuation (P/L)						Gain (loss) on valuation (B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liabilities
Interest rate:
Interest rate forwards	(Won)	—	(Won)	—	(Won)	—	(Won)	4	(Won)	—	(Won)	4	(Won)	—	(Won)	—
Interest rate swaps		180,271		20,364		200,635		175,218		91,160		266,378		389,788		637,513
Interest rate options purchased		176		—		176		643		—		643		2,608		—
Interest rate options sold		58		—		58		152		—		152		—		983

		180,505		20,364		200,869		176,017		91,160		267,177		392,396		638,496

Currency:
Currency forwards		299,128		—		299,128		209,711		—		209,711		786,481		808,537
Currency swaps		33,531		—		33,531		35,581		—		35,581		289,617		181,702
Currency options purchased		4,974		—		4,974		948		—		948		53,259		—
Currency options sold		7,911		—		7,911		7,937		—		7,937		—		56,673

		345,544		—		345,544		254,177		—		254,177		1,129,357		1,046,912

Stock:
Stock options purchased		25,875		—		25,875		42,571		—		42,571		125,116		—
Stock options sold		3,941		—		3,941		41,168		—		41,168		—		133,659
Stock swaps		—		—		—		—		—		—		501		501

		29,816		—		29,816		83,739		—		83,739		125,617		134,160

Other:
Merchandise options purchased		—		—		—		108		—		108		1,028		—
Merchandise options sold		126		—		126		—		—		—		—		1,028
Merchandise forwards		824		—		824		775		—		775		2,059		1,966
Merchandise swaps		—		—		—		—		—		—		193		191
Other derivatives		1,400		—		1,400		1,090		—		1,090		2,106		1,974

		2,350		—		2,350		1,973		—		1,973		5,386		5,159

	(Won)	558,215	(Won)	20,364	(Won)	578,579	(Won)	515,906	(Won)	91,160	(Won)	607,066	(Won)	1,652,756	(Won)	1,824,727

The Bank uses various derivative instruments for trading activities and hedging activities, including to cover foreign exchange risks and interest risks in relation to securities and debentures and to manage interest risks for clients. The unsettled notional amount and the valuation gain or loss for hedging transaction are accounted pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments.

The Bank holds derivative instruments accounted for as fair value hedges applied to subordinated bonds, structured bonds and structured deposits. The Bank recognized (Won)132,795 million and (Won)91,160 million of gains and (Won)11,681 million and (Won)20,364 million of losses on valuation of fair value hedged items for the six months ended June 30, 2008 and 2007, respectively. In addition, the interest rate swap covers the fair value changes of the hedged items resulted from the fluctuation in interest rate. The difference of (Won)9,684 million as of June 30, 2008 between the interest rate swap designated as the fair value hedging instrument and the valuation gain/loss on the structured bond, the hedged item, is the ineffective portion.

The details of the credit default swap as of June 30, 2008 were as follows (Unit: In millions):

	Type	Amount		Reference entity	Credits grades
Credit Default Swap	Sold credit default swap	(Won)	3,000	Korean large corporations	A
Credit Default Swap	Sold credit default swap		208,680	Korean banks	AAA

Loss can be incurred in relation to the sales of the credit default swap in case of the credit events such as the default of the reference entity.

20.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES:

Significant assets and liabilities denominated in foreign currencies as of June 30, 2008 and December 31, 2007 were as follows:

	2008				2007
	USD equivalent (In thousands)		KRW equivalent (In millions)		USD equivalent (In thousands)		KRW equivalent (In millions)
Assets:
Foreign currencies	US$	221,765	(Won)	231,390	US$	201,942	(Won)	189,463
Due from banks in foreign currencies		254,019		265,043		173,234		162,529
Securities in foreign currencies		1,411,326		1,472,566		1,279,895		1,200,798
Loans in foreign currencies (*)		9,606,687		10,023,618		7,992,732		7,498,780
Bills bought in foreign currencies		2,103,083		2,194,356		1,728,857		1,622,013
Call loans in foreign currencies		452,886		472,541		411,213		385,800
Liabilities:
Deposits in foreign currencies	US$	1,635,836	(Won)	1,706,831	US$	1,769,490	(Won)	1,660,137
Borrowings in foreign currencies		7,499,659		7,825,144		5,992,029		5,621,721
Call money in foreign currencies		1,781,536		1,858,854		676,219		634,428
Debentures in foreign currencies		3,374,574		3,521,031		2,841,516		2,665,910
Foreign currency bills payable		72,827		75,987		58,407		54,797

(*)	Domestic import usance bill included.

Foreign currencies other than U.S. dollars were translated into U.S. dollars at the basic rates of exchange at balance sheet dates.

21.	INTEREST REVENUE AND EXPENSES:

The average balance of the interest bearing assets and liabilities, and the related interest revenue and expenses as of and for the six months ended June 30, 2008 and 2007 were as follows (Unit: In millions):

	2008					2007
	Average balance		Interest revenue /expense		Interest rate (%)	Average balance		Interest revenue /expense		Interest rate (%)
Interest revenue
Due from banks(*)	(Won)	234,432	(Won)	1,460	1.25	(Won)	434,449	(Won)	8,482	3.94
Securities		30,558,209		834,184	5.47		27,890,301		677,298	4.90
Loans		183,628,658		6,945,557	7.59		155,784,501		5,763,172	7.46

	(Won)	214,421,299	(Won)	7,781,201	7.28	(Won)	184,109,251	(Won)	6,448,952	7.06

	2008					2007
	Average balance		Interest revenue /expense		Interest rate (%)	Average balance		Interest revenue /expense		Interest rate (%)
Interest expense
Deposits	(Won)	148,770,380	(Won)	2,931,120	3.95	(Won)	128,874,388	(Won)	1,924,147	3.01
Borrowings		52,788,863		1,367,224	5.19		43,390,533		1,101,816	5.12

	(Won)	201,559,243	(Won)	4,298,344	4.28	(Won)	172,264,921	(Won)	3,025,963	3.54

(*)	Excluding the average balance of reserve deposits with BOK

22.	GENERAL AND ADMINISTRATIVE EXPENSES:

(1)	General and administrative expenses for the six months ended June 30, 2008 and 2007 were as follows (Unit: In millions):

	2008		2007
Salaries	(Won)	833,613	(Won)	793,916
Provision for severance benefits (Note 13)		89,389		83,003
Severance benefits for voluntary resignation		871		—
Other employee benefits		267,567		297,501
Rent expenses		77,397		51,851
Depreciation (Note 8)		144,727		133,575
Amortization (Note 9)		60,482		53,199
Taxes and dues		80,630		70,538
Advertising		29,393		43,508
Development expenses		85,613		75,089
Other general and administrative expenses		179,910		180,451

	(Won)	1,849,592	(Won)	1,782,631

(2)	Other general and administrative expenses for the six months ended June 30, 2008 and 2007 were as follows (Unit: In millions):

	2008		2007
Communication	(Won)	24,399	(Won)	23,472
Electricity and utilities		8,515		8,244
Publication		12,000		11,510
Repairs maintenance		7,185		7,760
Vehicle		15,468		13,971
Travel		2,455		2,444
Training		16,590		18,113
Service fees		46,978		40,679
Others		46,320		54,258

	(Won)	179,910	(Won)	180,451

23.	NON-OPERATING REVENUE AND EXPENSES:

Non-operating revenue and expenses for the six months ended June 30, 2008 and 2007 consisted of (Unit: In millions):

	2008		2007
Non-operating revenue:
Gain on valuation of securities accounted for using the equity method	(Won)	57,180	(Won)	56,930
Gain on disposal of tangible assets		3,448		281
Rental income		1,566		1,603
Others		78,348		69,586

	(Won)	140,542	(Won)	128,400

Non-operating expenses:
Loss on valuation of securities accounted for using the equity method	(Won)	306	(Won)	387
Loss on disposal of securities accounted for using the equity method		—		571
Loss on disposal of tangible assets		597		714
Impairment loss on tangible assets		1,374		448
Others		51,539		52,681

	(Won)	53,816	(Won)	54,801

24.	INCOME TAX EXPENSE:

(1)	The differences between pretax accounting income and taxable income pursuant to Korean Corporate Income Tax Law for the six months ended June 30, 2008 and 2007 were summarized as follows (Unit: In millions):

	2008				2007
Income before income tax			(Won)	1,768,978			(Won)	2,645,972
Taxable and non-deductible items:
Temporary difference	(Won)	2,265,575			(Won)	2,254,848
Permanent difference		418,380		2,683,955		581,543		2,836,391

Deductible and non-taxable items:
Temporary difference		(2,178,601)				(1,702,906)
Permanent difference		(541,950)		(2,720,551)		(1,245,725)		(2,948,631)

Taxable income			(Won)	1,732,382			(Won)	2,533,732

(2)	Changes in cumulative temporary differences for the six months ended June 30, 2008 and 2007 were as follows (Unit: In millions):

	2008
	Beginning balance (*1)		Deduction		Addition		Ending balance
(Deductible temporary differences)
Other allowances	(Won)	770,558	(Won)	745,768	(Won)	733,520	(Won)	758,310
Tangible asset impairment losses		16,366		16,366		16,784		16,784
Interest on ELD		14,870		11,893		4,744		7,721
Stock options		38,301		38,301		28,961		28,961
Allowance for possible losses on acceptances and guarantees		36,512		36,512		53,952		53,952
Loss on valuation of derivatives		225,020		202,245		162,450		185,225
Present value discount		1,292		1,292		492		492
Dividends from SPC		202,430		—		3,235		205,665

	2008
	Beginning balance (*1)		Deduction		Addition		Ending balance
Allowance for repurchase SPC	(Won)	80,204	(Won)	—	(Won)	—	(Won)	80,204
Others		939,419		372,401		338,024		905,042

		2,324,972		1,424,778		1,342,162		2,242,356

The exclusion of deferred income tax assets (*2):
Other allowances		512						443
Dividends from SPC		202,430						205,666
Allowance for repurchase SPC		80,204						80,204
Others		80,972						113,642

		1,960,854						1,842,401
Statutory tax rate		27.50%						27.50%

Deferred income tax assets		539,235						506,660

(Taxable temporary differences)
Gain on fair value hedges		(258,048)		(258,048)		(370,261)		(370,261)
Accrued interest		(475,550)		(377,989)		(145,846)		(243,407)
Deferred loan organization fee and cost		(178,858)		(178,858)		(183,371)		(183,371)
Goodwill		(221,978)		(39,173)		—		(182,805)
Others		(526,344)		(69,345)		(54,345)		(511,344)

		(1,660,778)	(Won)	(923,413)	(Won)	(753,823)		(1,491,188)

The exclusion of deferred income tax liabilities:
Goodwill		(221,978)						(182,806)
Others		(82,464)						(85,918)

		(1,356,336)						(1,222,464)
Statutory tax rate		27.50%						27.50%

Deferred income tax liabilities		(372,992)						(336,178)

Net deferred income tax assets	(Won)	166,243					(Won)	170,482

(*1)	The adjustment based on the final tax return was reflected in the beginning deferred income tax assets.
(*2)	Deductible temporary differences are not recoverable in the future; therefore, these were not recognized as deferred tax assets as of June 30, 2008.

	2007
	Beginning balance (*1)		Deduction		Addition		Ending balance
(Deductible temporary differences)
Other allowances	(Won)	801,451	(Won)	776,661	(Won)	733,115	(Won)	757,905
Allowance for loan losses		276		—		—		276
Tangible asset impairment losses		15,535		15,535		14,127		14,127
Interest on ELD		19,307		6,681		8,868		21,494
Stock options		42,754		42,754		64,905		64,905
Allowance for possible losses on acceptances and guarantees		18,772		18,772		23,554		23,554
Loss on valuation of derivatives		38,403		38,403		64,458		64,458
Present value discount		1,370		1,370		1,295		1,295
Dividends from SPC		205,255		254		782		205,783
Allowance for repurchase SPC		80,204		—		—		80,204
Others		162,287		27,667		658,617		793,237

		1,385,614		928,097		1,569,721		2,027,238

The exclusion of deferred income tax assets (*2):
Other allowances		7,238						2,520
Dividends from SPC		205,255						205,784
Allowance for repurchase SPC		80,204						80,204
Others		72,556						78,219

		1,020,361						1,660,511
Statutory tax rate		27.50%						27.50%

Deferred income tax assets		280,599						456,641

(Taxable temporary differences)
Gain on fair value hedges		(62,843)		(62,843)		(129,862)		(129,862)
Accrued interest		(431,301)		(431,301)		(461,323)		(461,323)
Deferred loan organization fee and cost		(138,338)		(138,338)		(161,352)		(161,352)
Goodwill		(300,324)		(39,173)		—		(261,151)
Dividends from SPC		(8,374)		(8,374)		(79)		(79)
Others		(331,364)		(5,098)		(22,193)		(348,459)

		(1,272,544)		(685,127)		(774,809)		(1,362,226)

The exclusion of deferred income tax liabilities:
Goodwill		(300,324)						(261,151)
Others		(72,406)						(72,992)

		(899,814)						(1,028,083)
Statutory tax rate		27.50%						27.50%

Deferred income tax liabilities		(247,449)						(282,723)

Net deferred income tax assets	(Won)	33,150					(Won)	173,918

(*1)	The adjustment based on the final tax return was reflected in the beginning deferred income tax assets.
(*2)	Deductible temporary differences are not recoverable in the future; therefore, these were not recognized as deferred tax assets as of June 30, 2007.

(3)	Income tax payable and income tax refund receivable as of June 30, 2008 and December 31, 2007 were as follows (Unit: In millions):

	2008		2007
Income tax refund receivable	(Won)	122,743	(Won)	533,838
Income tax payable		476,281		1,174,141

Net income tax payable (Note 16)(*)	(Won)	353,538	(Won)	640,303

(*)	Net income tax payable excludes income tax payable of (Won)2,689 million and (Won)2,008 million, which is not to be offset to income tax refund receivable, such as income tax expense of overseas branch as of June 30, 2008 and December 31, 2007, respectively.

(4)	Income tax expense for the six months ended June 30, 2008 and 2007 was summarized as follows (Unit: In millions):

	2008		2007
Income tax currently payable (*)	(Won)	470,806	(Won)	1,182,817
Changes in deferred tax assets		(4,239)		(140,768)
Income tax expense of overseas branch		2,746		1,795

Total income tax effect		469,313		1,043,844
Income tax expense or benefit allocated directly to shareholders’ equity		23,812		183,330

	(Won)	493,125	(Won)	1,227,174

(*)	Income tax currently payable includes additional income tax payable of (Won)2,054 million and (Won)486,315 million for the six months ended June 30, 2008 and 2007, respectively, and income tax refund receivable of (Won)7,529 million and (Won)219 million for the six months ended June 30, 2008 and 2007, respectively.

(5)	Reconciliation items between income before income tax and income tax expense for the six months ended June 30, 2008 and 2007 were as follows (Units: In millions):

	2008		2007
Income before income tax	(Won)	1,768,978	(Won)	2,645,972
Tax amount (*)		486,462		727,636
Reconciliation items:
Non-taxable income		(5,176)		(4,400)
Non-deductable expense		4,048		7,288
Tax credit		(165)		(69)
Non-realized temporary differences		10,510		8,807
Additional income taxes for prior year (Refund of prior year’s income tax)		(5,475)		486,096
Income tax expense of overseas branches		2,746		1,795
Others		175		21

Income tax expense	(Won)	493,125	(Won)	1,227,174

Effective tax rates		27.88%		46.38%

(*)	Multiplying income before income tax by statutory income tax rate, including resident tax surcharges (14.3 percent for less than (Won)100 million, 27.5 percent for more than (Won)100 million).

25.	EARNINGS PER SHARE:

(1)	Basic net income per share

Basic net income per share was calculated for common stock by dividing net income available to common shareholders by the weighted average number of outstanding common stock.

Net income per share for common stock for the six months ended June 30, 2008 and 2007 was computed as follows:

1)	Outstanding capital stock for the six months ended June 30, 2008 and 2007 was as follows:

	2008		2007
	Number of shares	Number of shares x number of days	Number of shares	Number of shares x number of days
Number of common shares outstanding-beginning balance	336,379,116	61,220,999,112	336,379,116	60,884,619,996

	336,379,116	61,220,999,112	336,379,116	60,884,619,996

Weighted average number of common shares outstanding (2008):

61,220,999,112 ÷ 182 days = 336,379,116 shares

Weighted average number of common shares outstanding (2007):

60,884,619,996 ÷ 181 days = 336,379,116 shares

2)	The basic net income per share for the six months ended June 30, 2008 and 2007 was as follows (Unit: In Won):

	2008		2007
Net income	(Won)	1,275,852,758,676	(Won)	1,418,798,012,286
Weighted average number of common shares outstanding		336,379,116		336,379,116

Net income per share	(Won)	3,793	(Won)	4,218

The basic net income per share for the year ended December 31, 2007 was (Won) 8,246.

(2)	Diluted net income per share

Diluted net income per share for the six months ended June 30, 2008 and 2007 represents diluted net income divided by the number of common shares and diluted securities.

Diluted net income per share for the six months ended June 30, 2008 and 2007 was computed as follows (Unit: In Won):

	2008		2007
Diluted net income	(Won)	1,275,852,758,676	(Won)	1,418,798,012,286
Weighted average number of common shares outstanding and diluted securities (*)		336,764,666		337,126,079

Diluted net income per share	(Won)	3,789	(Won)	4,209

(*)	The fair value of the service to be received has been reflected in the exercise price in calculating the diluted shares. The diluted shares included in the outstanding common shares are 385,550 shares and 746,963 shares as of June 30, 2008 and 2007, respectively.

The diluted net income per share for the year ended December 31, 2007 was (Won) 8,228.

26.	COMPREHENSIVE INCOME:

Comprehensive income for the six months ended June 30, 2008 and 2007 was as follows (Unit: In millions):

	2008		2007
Net income	(Won)	1,275,853	(Won)	1,418,798
Other comprehensive loss:
Loss on valuation of available-for-sale securities		(52,927)		(481,623)
Loss on valuation of held-to-maturity securities		(7)		(38)
Loss on valuation of securities using the equity method		(20,766)		(5,629)

	(Won)	1,202,153	(Won)	931,508

27.	TRUST ACCOUNTS:

(1)	Major financial information related to the trust accounts as of and for the six months ended June 30, 2008 and 2007 were as follows (Unit : In millions):

	2008		2007 (*)
Operating revenue of trust operation:
Trust fees and commissions from trust accounts	(Won)	46,055	(Won)	46,649
Commissions from early redemption in trust accounts		49		11

	(Won)	46,104	(Won)	46,660

Operating expenses of trust operation:
Accrued interest on trust accounts	(Won)	37,713	(Won)	30,955

Assets:
Accrued receivable trust fees	(Won)	110,364	(Won)	86,063

Liabilities:
Due to trust accounts	(Won)	1,215,060	(Won)	1,427,154
Accrued interest on trust accounts		5,783		3,048

	(Won)	1,220,843	(Won)	1,430,202

(*)	The balance of the assets and liabilities is as of December 31, 2007.

(2)	As of June 30, 2008 and December 31, 2007, trust accounts for which the Bank provided the guarantees for a fixed rate of return and/or the repayment of principal consisted of following (Unit: In millions):

	Name of fund	2008				2007
		Book value		Fair value		Book value		Fair value
Trust accounts guaranteeing the repayment of principal:	Old age pension (*1 & 2)	(Won)	9,136	(Won)	9,120	(Won)	10,231	(Won)	10,164
	Personal pension (*1 & 2)		2,277,304		2,229,618		2,244,478		2,185,306
	Pension trust		602,456		602,456		556,333		556,333
	Retirement trust		411,650		411,650		456,460		456,460
	New personal pension		69,205		69,205		68,092		68,092
	New old age pension		37,586		37,586		50,569		50,569

			3,407,337		3,359,635		3,386,163		3,326,924

Trust accounts guaranteeing a fixed rate of return and the repayment of principal:	Development money trust (*1)		81,907		81,973		73,427		73,440
	Unspecified monetary trust (*1)		152		152		151		151

			82,059		82,125		73,578		73,591

		(Won)	3,489,396	(Won)	3,441,760	(Won)	3,459,741	(Won)	3,400,515

(*1)	These funds were not stated at fair value but at book value.
(*2)	The book value is greater than the fair value, but the Bank is not obligated to pay the difference since these are yield-based dividend instruments.

28.	SEGMENT INFORMATION:

(1)	As of June 30, 2008 and December 31, 2007, the Bank’s operating segments are consumer banking, corporate banking, credit card operation, treasury operation of investment in securities (including derivatives) and funding, and other operations of general administration and trust. Geographical segment are segregated into two segments: domestic and overseas operations.

As of and for the six months ended June 30, 2008, financial information on the Bank’s operating segments was as follows (Unit: In millions):

	Consumer		Corporate		Credit card		Capital market		Other		Total
Securities	(Won)	—	(Won)	119,977	(Won)	163,937	(Won)	30,167,921	(Won)	3,201,632	(Won)	33,653,467
Loans		93,201,448		86,171,964		9,423,119		2,168,195		177,308		191,142,034

Operating income before provision	(Won)	961,649	(Won)	528,288	(Won)	337,421	(Won)	35,010	(Won)	326,868	(Won)	2,189,236

As of and for the year ended December 31, 2007, financial information on the Bank’s operating segments was as follows (Unit: In millions):

	Consumer		Corporate		Credit card		Capital market		Other		Total
Securities	(Won)	—	(Won)	15,179	(Won)	127,866	(Won)	27,845,957	(Won)	2,788,357	(Won)	30,777,359
Loans		87,650,627		72,497,327		9,140,764		2,088,198		173,077		171,549,993

Operating income before provision (*)	(Won)	996,556	(Won)	463,693	(Won)	408,864	(Won)	10,954	(Won)	884,111	(Won)	2,764,178

(*)	For the six months ended June 30, 2007.

(2)	Financial information on the Bank’s geographical segments as of and for the six months ended June 30, 2008 was as follows (Unit: In millions):

	Domestic		Overseas		Total
Securities	(Won)	33,534,561	(Won)	118,906	(Won)	33,653,467
Loans		190,214,947		927,087		191,142,034

Operating income before provision	(Won)	2,180,079	(Won)	9,157	(Won)	2,189,236

Financial information on the Bank’s geographical segments as of and for the year ended December 31, 2007 was as follows (Unit: In millions):

	Domestic		Overseas		Total
Securities	(Won)	30,763,051	(Won)	14,308	(Won)	30,777,359
Loans		170,905,003		644,990		171,549,993

Operating income before provision (*)	(Won)	2,757,434	(Won)	6,744	(Won)	2,764,178

(*)	For the six months ended June 30, 2007.

29.	RELATED PARTY TRANSACTIONS:

(1)	The subsidiaries of the Bank as of June 30, 2008 and December 31, 2007 were as follows:

	2008	2007
Domestic Subsidiaries	KB Investment Co., Ltd.	KB Investment Co., Ltd.
	KB Futures Co., Ltd.	KB Futures Co., Ltd.
	KB Data System Co., Ltd.	KB Data System Co., Ltd.
	KB Asset Management Co., Ltd.	KB Asset Management Co., Ltd.
	KB Real Estate Trust Co., Ltd.	KB Real Estate Trust Co., Ltd.
	KB Credit Information Co., Ltd.	KB Credit Information Co., Ltd.
	KB Life Insurance Co., Ltd.	KB Life Insurance Co., Ltd.
KB Investment & Securities Co., Ltd.
KB06-1 Venture Investment Partnership
Overseas Subsidiaries	Kookmin Bank International Ltd. (London)	Kookmin Bank International Ltd. (London)
	Kookmin Bank Hong Kong Ltd.	Kookmin Bank Hong Kong Ltd.

(2)	The various employee benefits for the major directors for the six months ended June 30, 2008 and 2007 were as follows (Unit: In millions):

	2008						2007
	Short-term employee benefits (*)		Stock option		Total		Short-term employee benefits (*)		Stock option		Total
Registered officers (Standing)	(Won)	3,287	(Won)	(3,210)	(Won)	77	(Won)	3,358	(Won)	8,851	(Won)	12,209
Registered officers (Non-Standing)		369		194		563		291		740		1,031

	(Won)	3,656	(Won)	(3,016)	(Won)	640	(Won)	3,649	(Won)	9,591	(Won)	13,240

(*)	Short-term employee benefits are based on the actual payment.
(**)	The key management includes registered officers who have authorities and responsibilities for decision-making of the business plan, operations and control over the Bank.

(3)	Significant balances with related parties as of June 30, 2008 and December 31, 2007 were as follows (Unit: In millions):

	2008
	Assets		Allowance		Liabilities
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal) (*)	(Won)	90,317	(Won)	—	(Won)	171,304
KB Investment Co., Ltd.		—		—		5,236
KB Futures Co., Ltd.		358		—		11,365
KB Data System Co., Ltd.		573		—		26,612
KB Asset Management Co., Ltd.		112		—		97,846
KB Real Estate Trust Co., Ltd.		18		—		417
KB Credit Information Co., Ltd.		86		—		39,331
KB Life Insurance Co., Ltd.		4,068		—		11,463
KB Investment & Securities Co., Ltd.		210,296		—		215,460
Kookmin Bank International Ltd. (London)		403,546		—		426,375
Kookmin Bank Hong Kong Ltd.		436,545		—		40,416

		1,145,919		—		1,045,825

Investee under the equity method:
Jooeun Industrial Co., Ltd.		15,950		7,975		—

		15,950		7,975		—

	(Won)	1,161,869	(Won)	7,975	(Won)	1,045,825

	2007
	Assets		Allowance		Liabilities
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal) (*)	(Won)	71,996	(Won)	—	(Won)	288,305
KB Investment Co., Ltd.		1,410		12		163
KB Futures Co., Ltd.		153		—		9,388
KB Data System Co., Ltd.		61		—		28,892
KB Asset Management Co., Ltd.		108		—		87,839
KB Real Estate Trust Co., Ltd.		3,774		31		10,638
KB Credit Information Co., Ltd.		95		—		32,349
KB Life Insurance Co., Ltd.		3,461		—		8,369
Kookmin Bank International Ltd. (London)		341,461		—		201,594
Kookmin Bank Hong Kong Ltd.		166,149		—		105,288

		588,668		43		772,825

Investee under the equity method:
Jooeun Industrial Co., Ltd.		37,181		18,590		—

		37,181		18,590		—

	(Won)	625,849	(Won)	18,633	(Won)	772,825

(*)	Trust accounts guaranteeing the repayment of principal or a fixed rate of return.

(4)	Significant transactions with related parties for the six months ended June 30, 2008 and 2007 were as follows (Unit: In millions):

	2008
	Revenue		Bad debt expenses		Expenses (*2)
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal) (*1)	(Won)	18,322	(Won)	—	(Won)	5,084
KB Investment Co., Ltd.		89		(12)		100
KB Futures Co., Ltd.		13		—		1,222
KB Data System Co., Ltd.		57		—		19,863
KB Asset Management Co., Ltd.		337		—		2,557
KB Real Estate Trust Co., Ltd.		302		(31)		249
KB Credit Information Co., Ltd.		94		—		28,337
KB Life Insurance Co., Ltd.		24,966		—		2
KB Investment & Securities Co., Ltd.		626		—		1,243
Kookmin Bank International Ltd. (London)		8,713		—		5,458
Kookmin Bank Hong Kong Ltd.		6,115		—		4,132

		59,634		(43)		68,247

Investee under the equity method:
Jooeun Industrial Co., Ltd.		—		(10,615)		—

		—		(10,615)		—

	(Won)	59,634	(Won)	(10,658)	(Won)	68,247

	2007
	Revenue		Bad debt expenses		Expenses (*2)
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal) (*1)	(Won)	18,745	(Won)	—	(Won)	3,288
KB Investment Co., Ltd.		—		—		279
KB Futures Co., Ltd.		12		—		880
KB Data System Co., Ltd.		49		—		14,792
KB Asset Management Co., Ltd.		448		—		1,624
KB Real Estate Trust Co., Ltd.		94		(6)		1,937
KB Credit Information Co., Ltd.		83		—		30,092
KB Life Insurance Co., Ltd.		22,347		—		2
Kookmin Bank International Ltd. (London)		6,055		—		8,750
Kookmin Bank Hong Kong Ltd.		5,001		—		8,734

		52,834		(6)		70,378

Investee under the equity method:
Jooeun Industrial Co., Ltd.		—		(4,320)		—

		—		(4,320)		—

	(Won)	52,834	(Won)	(4,326)	(Won)	70,378

(*1)	Trust accounts guaranteeing the repayment of principal or a fixed rate of return.
(*2)	Bad debt expenses excluded.

In addition, the Bank purchased fixed assets from KB Data System Co., Ltd. amounting to (Won)1,158 million and (Won)4,519 million for the six months ended June 30, 2008 and 2007, respectively.

30.	EMPLOYEE BENEFITS:

The Bank has employee benefits programs, such as support for rent of houses, scholarship, medical insurance, accident compensation, compensated leave, gym facilities and other benefits.

31.	CASH FLOWS:

(1)	Cash flows from operating activities are presented by the indirect method.

(2)	The cash and due from banks in the statements of cash flows for the six months ended June 30, 2008 and 2007 were as follows (Unit : In millions)

	2008		2007
Cash and checks	(Won)	2,561,137	(Won)	2,283,002
Foreign currencies		231,390		183,030
Due from banks		3,809,515		2,870,450

		6,602,042		5,336,482
Restricted due from banks		(3,674,337)		(2,649,771)

	(Won)	2,927,705	(Won)	2,686,711

(3)	Significant transactions not involving cash inflows and outflows for the six months ended June 30, 2008 and 2007 were as follows (Unit : In millions):

	2008		2007
Write-offs of loans and decrease of loans from principal exemption	(Won)	444,263	(Won)	477,280
Changes in accumulated other comprehensive income from valuation of securities		(73,700)		(487,290)
Decrease in loans from debt-equity swap		4,777		—